AIR LEASE CORPORATION
Annual Report 2011


ON TIME
ON TIME
ON TIME
ARRIVED
AL 2011
ON TIME
ON TIME
ON TIME
ON TIME


WE HAVE

ARRIVED.

We took off in February 2010. In our first two years we have landed in the forefront of the aircraft leasing business. Our vision is unique. Our experience is extensive and our performance is remarkable. We are Air Lease Corporation and we have arrived.



Two years of achievement have brought ALC to the forefront of the aircraft leasing industry.

FEBRUARY

ALC IS LAUNCHED

Farnborough INTERNATIONAL AIRSHOW 19 - 25 July - 2010

JULY

FARNBOROUGH AIR SHOW ORDER

COMPLETED A $1.3 BILLION PRIVATE PLACEMENT OF EQUITY

MAY

FIRST AIRCRAFT DELIVERY



DECEMBER

40 AIRCRAFT IN FLEET ON DECEMBER 31, 2010

40

$1.3 BILLION

PRIVATE PLACEMENT OF EQUITY

JANUARY FEBRUARY MARCH APRIL MAY JUNE JULY AUGUST SEPTEMBER OCTOBER NOVEMBER DECEMBER

2010

$1.5 BILLION

DEBT FACILITY

JUNE

CLOSED A $1.5 BILLION DEBT FACILITY

JANUARY

FIRST NEW AIRCRAFT DELIVERY FROM ALC'S ORDER BOOK


AIR NEW ZEALAND
CRAZY ABOUT RUGBY

DECEMBER

102 AIRCRAFT IN FLEET ON DECEMBER 31, 2011

102

$923 MILLION

INITIAL PUBLIC OFFERING

APRIL

INITIAL PUBLIC OFFERING, LISTED ON THE NYSE (AL) RAISED $923 MILLION GROSS PROCEEDS


AIR LEASE
CORPORATION
AL
LISTED
NYSE

JANUARY FEBRUARY MARCH APRIL MAY JUNE JULY BER NOVEMBER DECEMBER

2011

JULY

PARIS AIR SHOW ORDER

WE PROVIDE SOLUTIONS TO

Our primary business is providing the world's airlines with operating leases on new aircraft from the major commercial aircraft manufacturers. We are also a strategic partner to our airline customers and assist them in modernizing, customizing, and maximizing the profitability of their fleets. We partner with the manufacturers by not only purchasing their high quality aircraft but by offering counsel on model specifications and configurations of future designs.



LEASING THE WORLD'S AIRLINES.



Changing route networks. Market competition. Aircraft configurations. Environmental factors. Fleet commonality. Airplane performance. Leasing is more than just a simple financial exercise – it takes a comprehensive understanding of aircraft capabilities and the competitive landscape. Airline requirements are constantly evolving, so ALC evaluates the mission requirements of tomorrow and helps advise the manufacturers on those future aircraft designs.

MARKET COMPETITION

PREMIUM AND BUSINESS TRAFFIC
LOW COST PROVIDERS
REGIONAL OPERATORS
FLAG CARRIERS
CODE SHARES
ALLIANCES
LABOR CONSIDERATIONS
LEISURE AIRLINES

IMPACTING FUTURE MANUFACTURER DESIGNS

AIRBUS A320 NEO
BOEING 737 MAX
AIRBUS A350-XWB
BOEING 787


AIRPORT FACTORS
GATE AVAILABILITY
TAKEOFF AND LANDING SLOT AVAILABILITY
RUNWAY LENGTH AND WIDTH
TERMINAL SIZE AND STRUCTURE
LANDING WEIGHT FEES
CURRENT AIRCRAFT CHOICES
MISSION REQUIREMENTS
LOAD FACTOR
MAINTENANCE COSTS
FUEL BURN
OPERATING COST PER SEAT MILE
COMPETITOR'S AIRCRAFT
FLEET RATIONALIZATION
AIRCRAFT COMMONALITY
ENGINE COMMONALITY
FLEET SIMPLIFICATION
ENVIRONMENTAL FACTORS
EMISSIONS TAXES
CARBON CREDITS AND TRADING
NOISE REGULATIONS
OPERATING ENVIRONMENT
ROUTE LENGTH
TIME RESTRICTIONS
WEATHER
ALTITUDE


WE HAVE
IN 33 COUNTRIES.



ALREADY LANDED

With the growing demand for aircraft in the world's emerging markets, it's clear that the future of our industry expands beyond developed nations to evolving markets, making it truly global. While we are based in the United States, we have built a network of strong and growing relationships with airlines in every geographic region of the world.

Diversification by region and country is critical to our portfolio strategy. We continually monitor concentration as a key measure of our risk management policy. In just our first full year of operation, we have established strong relationships in every corner of the globe.


NORTH AMERICA
10 AIRCRAFT
LATIN AMERICA
16 AIRCRAFT

CHINA
INDIA
SRI LANKA
JAPAN
KAZAKHSTAN
MONGOLIA
NEW ZEALAND
VIETNAM
AUSTRALIA
MALAYSIA
SOUTH KOREA
THAILAND
ITALY
FRANCE
GERMANY
THE NETHERLANDS
SPAIN
CZECH REPUBLIC
IRELAND
NORWAY
RUSSIA
TURKEY
UNITED KINGDOM
BRAZIL
MEXICO
TRINIDAD & TOBAGO
COLOMBIA
UNITED STATES
CANADA
ETHIOPIA
KENYA
UNITED ARAB EMIRATES
SOUTH AFRICA


EUROPE
34 AIRCRAFT
ASIA PACIFIC
35 AIRCRAFT
AFRICA & MIDDLE EAST
7 AIRCRAFT



The number of airline relationships we have established in our short history demonstrates our approach to fleet planning. In fact, no customer accounted for more than 10% of our fleet by net book value. In the coming year, we expect more and more airlines to look to us — and our pipeline of new aircraft — as an important source for further fleet expansion and renewal.

WE HAVE AIRCRAFT TO 55


DELIVERED
AIRLINES.




go
Thomas
Cook

WE HAVE ONE OF MOST


KLM

THE WORLD'S EFFICIENT FLEETS.

Boeing. Airbus. Embraer. ATR. We're providing many of the world's airlines with operationally and environmentally efficient aircraft. It's one of the the world's most modern fleets — in fact, the average age of an Air Lease aircraft is just 3.6 years.



We do not intend to become the supermarket of aircraft lessors. ALC has a very focused product strategy to provide the most widely distributed and in demand aircraft types.


NARROWBODIES 79%
BOEING 737 .... 37%
AIRBUS A320 FAMILY 30%
E JETS 12%
WIDEBODIES 19%
AIRBUS A330-200 .... 11%
BOEING 777 .... 5%
BOEING 767 .... 3%
TURBOPROPS 2%
ATR 72-600 .... 2%



BOEING 777-300ER

Twin aisle jetliner with range direct from New York to Hong Kong

Engine Option....................GE90-115B
Standard Configuration...365 Passengers
Range (NM).......................7,930



EMBRAER 190

Superior range in the 91-120 seat regional jetliner category

Engine Option....................CF34-10E
Standard Configuration...114 Passengers
Range (NM).......................2,400



BOEING 737-800

Single aisle jetliner with strong seat-cost benefits

Engine Options..................CFM56-7B
Standard Configuration...162 Passengers
Range (NM).......................3,115



ATR 72-600

New technology turboprob aircraft in the 70-seat segment

Engine Option....................PW 127M
Standard Configuration...72 Passengers
Range (NM).......................825



AIRBUS A320-200

Transatlantic performance capabillity brought to short-haul routes

Engine Options..................CFM56-5B, V2500-A5
Standard Configuration...150 Passengers
Range (NM).......................3,300



AIRBUS A330-200

Versatile mid-sized widebody built to cover all-ranges

Engine Options..................GE CF6-80E1,
PW4000,
RR Trent 700
Standard Configuration...253 Passengers
Range (NM).......................7,250



2011 FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	FY 2011
Revenues	$ 336,741
Pretax income	$ 82,841
Pretax margin	24.6%
Net income	$ 53,232
Cash provided by operating activities	$ 267,166
Adjusted net income [1]	$ 87,954
Adjusted EBITDA [1]	$ 290,168
Net income per share:	
Basic	$ 0.59
Diluted	$ 0.59

(1) See notes 1 and 2 in "Selected Financial Data" for a discussion of the non-GAAP measures adjusted net income and adjusted EBITDA.







TO OUR SHAREHOLDERS

Air Lease Corporation was launched in February 2010 with one simple idea: apply everything we've learned from decades in this business and create the world's premier aircraft lessor from a clean sheet of paper, geared for shareholder returns and the future of the airline industry.

In less than two years, we have built a fleet of 102 aircraft spread across 55 airline customers in 33 countries, with an average fleet age of 3.6 years and average lease maturity of 6.6 years. In 2011, we took our company public on the New York Stock Exchange under the trading symbol 'AL.' Our financial results and key metrics are laid out in the pages before you, including our pretax profit margin of 24.6% and fully diluted EPS of $.59 for 2011, which is our first full year in business. We are satisfied with our results to date, yet we believe those results will be further enhanced with the benefits of economies of scale and our growing financial strength.

ALC's aircraft and fleet strategy has been clear from the beginning – to offer the youngest, most fuel efficient, most environmentally friendly, most widely distributed aircraft available now, and in the future. We believe that this is the main way by which the majority of airlines will optimize their future. We think our view has been validated. During 2011 and early 2012 we've witnessed unprecedented orders for new aircraft as fuel prices remain the biggest cost threat to airline prosperity, along with environmental pressures continuing to grow larger. ALC is now well-positioned to meet the needs of our airline customers with our current fleet, plus 217 new aircraft on order as of December 31, 2011 for delivery through 2020.

At the same time, much noise has been made about the airframe manufacturers' record increases in production rates and the potential negative impact these increases might have on the global aircraft supply and demand equation in the face of softening economic conditions and airline profitability, particularly in some regions of the world such as Europe. While we anticipate that regional economic factors and reduced airline financial performance will have some negative impact on the order books of the airframe manufacturers, they remain significantly oversold compared to their production capabilities. The overall supply of new aircraft available to the marketplace for the next several years from the manufacturers remains limited, helping to make ALC an attractive leasing solution for airlines looking to procure the new aircraft they need to optimize their fleets, maximize their flexibility, and reduce their own financing risk.

Volatility is nothing new in the airline industry. Our team has managed through many cycles and industry conditions including aircraft oversupply and undersupply, high interest rates, airline bankruptcies, catastrophic events, pandemic outbreaks, and more. Yet, air transportation has become, and in our view will remain, the world's form of long-distance

WE BELIEVE OUR PERFORMANCE WILL FURTHER ACCELERATE WITH

mass transportation and an important engine of global commerce. We believe ALC's fleet, aircraft strategy, and long-term order book strikes the right balance between growth and conservatism. Moreover, our low leverage balance sheet positions us well to take advantage of opportunities that may present themselves in the marketplace.

2011 also brought uncertainty and stress in the global capital markets, credit downgrades of multiple European countries, and the USA losing its AAA rating. Financing uncertainty reached a crescendo by the end of 2011, with banks in France, Spain, and Italy exiting dollar-based lending (the currency of aircraft finance). However, during 2011, ALC grew its banking group from 13 to 23 banks across the USA, Canada, Europe, and Asia, with 17 of those banks providing unsecured financing as of December 31, 2011. We concentrated



OUR GROWING FINANCIAL STRENGTH



on expanding our banking relationships in the Asia Pacific region, adding credit facilities from banks headquartered in Singapore, Japan, and Australia. We tapped the unsecured institutional private placement debt market in June 2011, and issued our first convertible unsecured bond in November 2011. As of December 31, 2011, ALC achieved an overall composite interest rate of 3.14% on our total debt portfolio, down from the previous year's composite rate of 3.32%, and ended the year with a debt to equity ratio of 1.2 to 1.

We are pleased with our results, and proud of our dedicated team of management and employee shareholders, all of whom are consumed with a passion for this business. It is their in-depth knowledge of our customers' requirements, and the needs of the industry, coupled with an entrepreneurial culture, the spark of a youthful company, the unbridled enthusiasm of its people, the commitment to deliver superior results (to our investors, and to our customers), and the unwavering belief in our business that form the core of ALC's success.

In addition to our loyal and professional staff, we wish to express our gratitude and thanks to our Board of Directors for their outstanding guidance, to the many airline clients worldwide who have entrusted us with their business, to our shareholders and financiers whose confidence in ALC has been an essential ingredient to our success, and to our major airframe, engine, and component suppliers, all of whom have supported and validated our business growth trajectory.

STEVEN F. UDVAR-HÁZY
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

JOHN L. PLUEGER
PRESIDENT AND CHIEF OPERATING OFFICER

2011 REVIEW

The following section of this Annual Report consists of an overview of Air Lease Corporation (the "Company") and a review of our business in 2011. The 2011 Review and the Consolidated Financial Statements and the related notes that follow are intended to provide perspective on, and an understanding of, the Company's consolidated financial condition and results of operations for 2011.

BUSINESS

OVERVIEW

Air Lease Corporation, a Delaware corporation (the "Company", "ALC", "we", "our" or "us"), is an aircraft leasing company that was launched in February 2010 by aircraft leasing industry pioneer Steven F. Udvar-Házy. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world to generate attractive returns on equity. As of December 31, 2011, we owned 102 aircraft of which 36 were new aircraft and 66 were used aircraft and we managed two aircraft. Our fleet is principally comprised of fuel-efficient and newer technology aircraft, consisting of narrowbody (single-aisle) aircraft, such as the Boeing 737-700/800, the Airbus A319/320/321, the Embraer E190, select widebody (twin-aisle) aircraft, such as the Boeing 777-300ER and the Airbus A330-200/300, and the ATR 72-600 turboprop aircraft. We manage lease revenues and take advantage of changes in market conditions by acquiring a balanced mix of aircraft types, both new and used. Our used aircraft are generally less than five years old. All of the aircraft we own were leased as of December 31, 2011. Additionally, as of December 31, 2011, we had entered into binding and non-binding purchase commitments to acquire an additional 217 new aircraft through 2020.

We manage lease expirations in our fleet portfolio over varying time periods in order to minimize periods of concentrated lease expirations and mitigate the risks associated with cyclical variations in the airline industry. As of December 31, 2011, the weighted average lease term remaining on our current leases was 6.6 years, and we leased the aircraft in our portfolio to 55 airlines in 33 countries. As of December 31, 2010, the weighted average lease term remaining on our current leases was 5.6 years, and we leased the 40 aircraft in our portfolio to 25 airlines in 15 countries.

We lease our aircraft to airlines pursuant to net operating leases that require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term, which includes fuel, crews, airport and navigation charges, and insurance. The cost of an aircraft typically is not fully recovered over the term of the initial lease. Therefore, upon expiration or early termination of a lease, we retain the benefit and assume the risk of the rent at which we can re-lease the aircraft and its equipment or the price at which we can sell the aircraft and its equipment.

We operate our business on a global basis, providing aircraft to airline customers in every major geographical region, including emerging and high-growth markets such as Asia, the Pacific Rim, Latin America, the Middle East and Eastern Europe. As of December 31, 2011, we have entered into leases and future lease commitments with airlines in Australia, Belarus, Brazil, Bulgaria, Canada, China, Colombia, the Czech Republic, Ethiopia, France, Germany, India, Indonesia, Ireland, Italy, Japan, Kazakhstan, Kenya, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Russia, South Africa, South Korea, Spain, Sri Lanka, Thailand, Trinidad & Tobago, Turkey, United Arab Emirates, the United Kingdom, the United States and Vietnam.

While our primary business is to own and lease aircraft, we also provide fleet management services to third parties for a fee. These services are similar to those we perform with respect to our fleet, including leasing, re-leasing, lease management and sales services.

Our principal executive offices are located at 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067. The telephone number of our principal executive offices is (310) 553-0555 and our website address is www.airleasecorp.com.

OPERATIONS TO DATE

Current Fleet

As of December 31, 2011, our fleet consisted of 102 aircraft, comprised of 81 single-aisle jet aircraft, 19 twin-aisle widebody aircraft and two turboprop aircraft, with a weighted average age of 3.6 years.

Geographic Diversification

Over 90% of our aircraft are operated internationally based on net book value. The following table sets forth the net book value and percentage of the net book value of our aircraft portfolio operating in the indicated regions as of December 31, 2011 and December 31, 2010:

Region ($ in thousands)	December 31, 2011 Net book value	% of total	December 31, 2010 Net book value	% of total
Europe	$ 1,782,949	42.1%	$ 688,607	42.3%
Asia/Pacific	1,355,432	32.0	425,670	26.1
Latin America	515,145	12.2	163,622	10.0
North America	386,101	9.1	254,201	15.6
Africa and Middle East	197,789	4.6	97,709	6.0
Total	$ 4,237,416	100.0%	$ 1,629,809	100.0%

At December 31, 2011 and 2010, we leased aircraft to customers in the following regions:

Region	December 31, 2011 Number of customers(1)	% of total	December 31, 2010 Number of customers(1)	% of total
Europe	13	23.6%	6	24.0%
Asia/Pacific	22	40.0	8	32.0
Latin America	8	14.6	4	16.0
North America	7	12.7	4	16.0
Africa and Middle East	5	9.1	3	12.0
Total	55	100.0%	25	100.0%

(1)A customer is an airline with its own operating certificate.

The following table sets forth the dollar amount and percentage of our rental of flight equipment revenues attributable to the indicated regions based on each airline's principal place of business:

Region ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
Europe	$ 151,566	45.6%	$ 31,157	54.6%
Asia/Pacific	93,237	28.0	11,933	20.9
Latin America	30,714	9.2	4,953	8.7
North America	39,350	11.8	6,309	11.0
Africa and Middle East	17,852	5.4	2,723	4.8
Total	$ 332,719	100.0%	$ 57,075	100.0%

As our aircraft portfolio grows, we anticipate that a growing percentage of our aircraft will be located in the Asia/Pacific, the Latin America, and the Africa and Middle East regions.

The following table sets forth the revenue attributable to individual countries representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2011 and the period from inception to December 31, 2010, based on each airline's principal place of business.

Country ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
France	$ 62,240	18.7%	$ 8,598	15.1%
China	$ 39,603	11.9%	$ 6,091	10.7%
Germany	$ 29,642	8.9%	$ 15,153	26.5%

The following table sets forth the revenue attributable to individual airlines representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2011 and the period from inception to December 31, 2010, based on each airline's principal place of business.

Customer(1) ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
Air France	$ 45,444	13.7%	$ 8,598	15.1%
Air Berlin	$ 29,642	8.9%	$ 15,153	26.5%

(1)A customer is an airline with its own operating certificate.

AIRCRAFT ACQUISITION STRATEGY

Our long term aircraft asset acquisition strategy is focused on acquiring the highest demand and most widely distributed modern technology, fuel efficient single-aisle jet aircraft, twin-aisle widebody aircraft and turboprop aircraft. This includes the Boeing 737-800, 777-300ER, the Airbus A320/321, A330-200/300 the Embraer E190 and the ATR 72-600 aircraft. Our business model is based on ordering these or similar types of aircraft directly from the manufacturers and directly leasing these new aircraft to our customers. We will opportunistically supplement our fleet with secondary purchases from other owners of aircraft and participate in sale-leaseback transactions with airlines; however, our primary strategy is to acquire new aircraft from the manufacturers.

In determining the needs of our lessees or prospective airline customers, we evaluate each potential new and used aircraft acquisition to determine if it supports our primary objective of generating profits while maintaining desired fleet characteristics. Our due diligence process takes into account:

- the needs of our airline customers at the time of acquisition and their anticipated needs at the end of typical leasing cycles;
- an aircraft's fit within our focused fleet based on its type, price, age, market value, specifications and configuration, condition and maintenance history, operating efficiency and potential for future redeployment; and
- an aircraft model's reliability, long-term utility for airline customers, and appeal to a large segment of the industry.

For used aircraft, we perform detailed technical reviews of both the physical aircraft and its maintenance history to minimize our risk of acquiring an aircraft with defects or other service issues. In the case of new aircraft, we work directly with the manufacturers to outfit and configure the aircraft with our airline customers' needs in mind. Our inspection of new aircraft is focused on ensuring that our customers' required specifications and modifications have been met.

We pursue acquisitions of additional aircraft through our relationships with aircraft operators, manufacturers, financial institutions, private investors and third-party lessors. We may also acquire aircraft for lease directly from manufacturers in the secondary market or pursuant to sale-leaseback transactions with aircraft operators. For new aircraft deliveries, we will often separately source many components, including seats, safety equipment, avionics, galleys, cabin finishes, engines and other equipment, from the same providers used by aircraft manufacturers at a lower cost. Manufacturers such as The Boeing Company ("Boeing") and Airbus S.A.S. ("Airbus") will install this buyer furnished equipment in our aircraft during the final assembly process at their facilities. Through this use of our purchasing strategy, we are better able to modify the aircraft to meet our customer's configuration requirements and enhance lease and residual values.

LEASING PROCESS

Our management team identifies prospective lessees based upon industry knowledge and long-standing industry relationships. We seek to meet the specific needs of our airline customers by working closely with potential lessees and, where appropriate, developing innovative lease structures specifically tailored to address those needs. While we structure aircraft leases with our airline customers' needs in mind, we, nevertheless, anticipate that most of our leases will share some common characteristics, including the following:

- most of our leases will be for fixed terms, although, where mutually beneficial, we may provide for purchase options or termination or extension rights;
- most of our leases will require advance monthly payments;
- most of our leases will generally provide that the lessee's payment obligations are absolute and unconditional;
- our lessees will typically be required to make lease payments without deducting any amounts that we may owe to the lessee or any claims that the lessee may have against us;
- most of our leases will also require lessees to gross up lease payments to cover tax withholdings or other tax obligations, other than withholdings that arise out of transfers of the aircraft to or by us or due to our corporate structure; and
- our leases will also generally require that our lessees indemnify us for certain other tax liabilities relating to the leases and the aircraft, including, in most cases, value-added tax and stamp duties.

We may, in connection with the lease of used aircraft, agree to contribute specific additional amounts to the cost of certain first major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease, and which are covered by the prior operator's usage fees. We may be obligated under the leases to make reimbursements of maintenance reserves previously received to lessees for expenses incurred for certain planned major maintenance. We also, on occasion, may contribute towards aircraft modifications (e.g., winglets and new interiors) and recover any such costs over the life of the lease.

The lessee is responsible for compliance with applicable laws and regulations with respect to the aircraft. We require our lessees to comply with the standards of either the U.S. Federal Aviation Administration ("FAA") or its equivalent in foreign jurisdictions. Generally, we receive a cash deposit as security for the lessee's performance of obligations under the lease and the condition of the aircraft upon return. In addition, most leases contain extensive provisions regarding our remedies and rights in the event of a default by a lessee. The lessee generally is required to continue to make lease payments under all circumstances, including periods during which the aircraft is not in operation due to maintenance or grounding.

Some foreign countries have currency and exchange laws regulating the international transfer of currencies. When necessary, we require, as a condition to any foreign transaction, that the lessee or purchaser in a foreign country obtains the necessary approvals of the appropriate government agency, finance ministry or central bank for the remittance of all funds contractually owed in U.S. dollars. We attempt to minimize our currency and exchange risks by negotiating the designated payment currency in our leases to be U.S. dollars; although, where appropriate, we may agree to leases with payments denominated in other currencies. All guarantees obtained to support various lease agreements are denominated for payment in the same currency as the lease. To meet the needs of certain of our airline customers, a relatively small number of our leases may designate the payment currency to be Euros. As the Euro to U.S. dollar exchange rate fluctuates, airlines' interest in entering into Euro-denominated lease agreements will change. After we agree to the rental payment currency with an airline, the negotiated currency typically remains for the term of the lease. We occasionally may enter into contracts to mitigate our foreign currency risk, but we expect that the economic risk arising from foreign currency denominated leases will be immaterial to us.

Management obtains and reviews relevant business materials from all prospective lessees and purchasers before entering into a lease or extending credit. Under certain circumstances, the lessee may be required to obtain guarantees or other financial support from an acceptable financial institution or other third parties. During the life of the lease, situations may lead us to restructure leases with our lessees. When we repossess an aircraft leased in a foreign country, we generally expect to export the aircraft from the lessee's jurisdiction. In some very limited situations, the lessees may not fully cooperate in returning the aircraft. In those cases, we will take legal action in the appropriate jurisdictions, a process that we expect would ultimately delay the return and export of the aircraft. In addition, in connection with the repossession of an aircraft, we may be required to pay outstanding mechanics' liens, airport charges, and navigation fees and other amounts secured by liens on the repossessed aircraft. These charges could relate to other aircraft that we do not own but were operated by the lessee.

MONITORING

During the term of a lease, we monitor the operating performance and the financial health of the lessee. Our net operating leases generally require the lessee to pay for maintenance, insurance, taxes and all other aircraft operating expenses during the lease term.

We also closely follow the operating and financial performance of our lessees so that we can identify early on those lessees that may be experiencing operating and financial difficulties. This assists us in assessing the lessee's ability to fulfill its obligations under the lease for the remainder of the term and, where appropriate, restructure the lease prior to the lessee's insolvency or the initiation of bankruptcy or similar proceedings, at which time we would have less control over, and would most likely incur greater costs in connection with, the restructuring of the lease or the repossession of the aircraft. To accomplish this objective, we maintain a high level of communication with the lessee and frequently evaluate the state of the market in which the lessee operates, including the impact of changes in passenger air travel and preferences, new government regulations, regional catastrophes and other unforeseen shocks to the relevant market.

RE-LEASING OR DISPOSITION OF AIRCRAFT

Our lease agreements are generally structured to require lessees to notify us nine to 12 months in advance of the lease's expiration if a lessee desires to renew or extend the lease. Requiring lessees to provide us with such advance notice provides our management team with an extended period of time to consider a broad set of alternatives with respect to the aircraft, including assessing general market and competitive conditions and preparing to re-lease or sell the aircraft. If a lessee fails to provide us with notice, the lease will automatically expire at the end of the term, and the lessee will be required to return the aircraft pursuant to the conditions in the lease. Our leases contain detailed provisions regarding the required condition of the aircraft and its components upon redelivery at the end of the lease term.

INSURANCE

We require our lessees to carry those types of insurance that are customary in the air transportation industry, including comprehensive liability insurance, aircraft all-risk hull insurance and war-risk insurance covering risks such as hijacking, terrorism (but excluding coverage for weapons of mass destruction and nuclear events), confiscation, expropriation, seizure and nationalization. We generally require a certificate of insurance from the lessee's insurance broker prior to delivery of an aircraft. Generally, all certificates of insurance contain a breach of warranty endorsement so that our interests are not prejudiced by any act or omission of the lessee. Lease agreements generally require hull and liability limits to be in U.S. dollars, which are shown on the certificate of insurance.

Insurance premiums are to be paid by the lessee, with coverage acknowledged by the broker or carrier. The territorial coverage, in each case, should be suitable for the lessee's area of operations. We generally require that the certificates of insurance contain, among other provisions, a provision prohibiting cancellation or material change without at least 30 days' advance written notice to the insurance broker (who would be obligated to give us prompt notice), except in the case of hull war insurance policies, which customarily only provide seven days' advance written notice for cancellation and may be subject to shorter notice under certain market conditions. Furthermore, the insurance is primary and not contributory, and we require that all insurance carriers be required to waive rights of subrogation against us.

The stipulated loss value schedule under aircraft hull insurance policies is on an agreed-value basis acceptable to us and usually exceeds the book value of the aircraft. In cases where we believe that the agreed value stated in the lease is not sufficient, we make arrangements to cover such deficiency, which would include the purchase of additional "Total Loss Only" coverage for the deficiency.

Aircraft hull policies generally contain standard clauses covering aircraft engines. The lessee is required to pay all deductibles. Furthermore, the hull war policies generally contain full war risk endorsements, including, but not limited to, confiscation (where available), seizure, hijacking and similar forms of retention or terrorist acts.

The comprehensive liability insurance listed on certificates of insurance generally include provisions for bodily injury, property damage, passenger liability, cargo liability and such other provisions reasonably necessary in commercial passenger and cargo airline operations. We expect that such certificates of insurance list combined comprehensive single liability limits of not less than $500.0 million for Airbus and Boeing aircraft and $200.0 million for Embraer S.A. ("Embraer") and Avions de Transport Régional ("ATR") aircraft. As a standard in the industry, airline operator's policies contain a sublimit for third-party war risk liability in the amount of $50.0 million. We require each lessee to purchase higher limits of third-party war risk liability or obtain an indemnity from its respective government.

In late 2005, the international aviation insurance market unilaterally introduced exclusions for physical damage to aircraft hulls caused by dirty bombs, bio-hazardous materials and electromagnetic pulsing. Exclusions for the same type of perils could be introduced into liability policies.

Separately, we purchase contingent liability insurance and contingent hull insurance on all aircraft in our fleet and maintain other insurance covering the specific needs of our business operations. We believe our insurance is adequate both as to coverages and amounts.

We cannot assure stockholders that our lessees will be adequately insured against all risks, that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid, or that lessees will be able to obtain adequate insurance coverage at commercially reasonable rates in the future.

We maintain key man life insurance policies on our Chairman and CEO and our President and Chief Operating Officer. Each policy is in the amount of $2.0 million, with the proceeds payable to us and permitted to be used for general corporate purposes.

COMPETITION

The leasing, remarketing and sale of aircraft is highly competitive. We face competition from aircraft manufacturers, banks, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for leasing transactions is based on a number of factors, including delivery dates, lease rates, terms of lease, other lease provisions, aircraft condition and the availability in the marketplace of the types of aircraft required to meet the needs of airline customers. We believe we are a strong competitor in all of these areas.

GOVERNMENT REGULATION

The air transportation industry is highly regulated. We do not operate commercial aircraft, and thus may not be directly subject to many industry laws and regulations, such as regulations of the U.S. Department of State (the "DOS"), the U.S. Department of Transportation, or their counterpart organizations in foreign countries regarding the operation of aircraft for public transportation of passengers and property. As discussed below, however, we are subject to government regulation in a number of respects. In addition, our lessees are subject to extensive regulation under the laws of the jurisdictions in which they are registered or operate. These laws govern, among other things, the registration, operation, maintenance and condition of the aircraft.

We are required to register, and have registered, the aircraft which we acquire and lease to U.S. carriers and to a number of foreign carriers where, by agreement, the aircraft are to be registered in the United States, with the FAA, or in other countries, with such countries' aviation authorities as applicable. Each aircraft registered to fly must have a Certificate of Airworthiness, which is a certificate demonstrating the aircraft's compliance with applicable government rules and regulations and that the aircraft is considered airworthy, or a ferry flight permit, which is an authorization to operate an aircraft on a specific route. Our lessees are obligated to maintain the Certificates of Airworthiness for the aircraft they lease and, to our knowledge, all of our lessees have complied with this requirement. When an aircraft is not on lease, we maintain the certificate or obtain a certificate in a new jurisdiction.

Our involvement with the civil aviation authorities of foreign jurisdictions consists largely of requests to register and deregister our aircraft on those countries' registries.

We are also subject to the regulatory authority of the DOS and the U.S. Department of Commerce (the "DOC") to the extent such authority relates to the export of aircraft for lease and sale to foreign entities and the export of parts to be installed on our aircraft. In some cases, we are required to obtain export licenses for parts installed in aircraft exported to foreign countries.

The DOC and the U.S. Department of the Treasury (through its Office of Foreign Assets Control) impose restrictions on the operation of U.S.-made goods, such as aircraft and engines, in sanctioned countries, as well as on the ability of U.S. companies to conduct business with entities in those countries.

The U.S. Patriot Act of 2001 (the "Patriot Act") prohibits financial transactions by U.S. persons, including U.S. individuals, entities and charitable organizations, with individuals and organizations designated as terrorists and terrorist supporters by the U.S. Secretary of State or the U.S. Secretary of the Treasury. We comply with the provisions of the Patriot Act and closely monitor our activities with foreign entities.

The U.S. Customs and Border Protection, a law enforcement agency of the U.S. Department of Homeland Security, enforces regulations related to the import of aircraft into the United States for maintenance or lease and the importation of parts into the U.S. for installation. We monitor our imports for compliance with U.S. Customs and Border Protection regulations.

The U.S. Bureau of Export Enforcement enforces regulations related to the export of aircraft to other jurisdictions and the export of parts for installation in other jurisdictions. We monitor our exports for compliance with the U.S. Bureau of Export Enforcement regulations.

Jurisdictions in which aircraft are registered as well as jurisdictions in which they operate may impose regulations relating to noise and emission standards. In addition, most countries' aviation laws require aircraft to be maintained under an approved maintenance program with defined procedures and intervals for inspection, maintenance and repair. To the extent that aircraft are not subject to a lease or a lessee is not in compliance, we are required to comply with such requirements, possibly at our own expense.

We believe we are in compliance in all material respects with all applicable governmental regulations.

EMPLOYEES

As of December 31, 2011, we had 47 full-time employees. None of our employees are represented by a union or collective bargaining agreements. We believe our relationship with our employees to be positive, which is a key component of our operating strategy. We strive to maintain excellent employee relations. We provide certain employee benefits, including retirement, health, life, disability and accident insurance plans.

ACCESS TO OUR INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). We make our public SEC filings available, at no cost, through our website at www.airleasecorp.com as soon as reasonably practicable after the report is electronically filed with, or furnished to, the SEC. We will also provide these reports in electronic or paper format free of charge upon written request made to our investor relations department at 2000 Avenue of the Stars, Suite 1000N, Los Angeles, California 90067. Our SEC filings are also available to the public over the Internet at the SEC's website at www.sec.gov. The public may also read and copy any document we file with the SEC at the SEC's public reference room located at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is the current position of each of our executive officers as of March 9, 2012.

Name	Company Position
Steven F. Udvar-Házy	Chairman and Chief Executive Officer (since February 2010)
John L. Plueger	President, Chief Operating Officer and Director (since March 2010)
Grant A. Levy	Executive Vice President, General Counsel and Secretary (since April 2010)
Marc H. Baer	Executive Vice President, Marketing (since April 2010)
Alex A. Khatibi	Executive Vice President (since April 2010)
Jie Chen	Executive Vice President and Managing Director of Asia (since August 2010)
Gregory B. Willis	Senior Vice President and Chief Financial Officer (since March 2012)
John D. Poerschke	Senior Vice President of Aircraft Procurement and Specifications (since March 2010)

DIRECTORS OF THE COMPANY

Set forth below is the principal occupation or employment of each of our directors as of March 9, 2012.

Name	Principal Occupation or Employment
Steven F. Udvar-Házy	Air Lease Corporation Chairman and Chief Executive Officer
John L. Plueger	Air Lease Corporation President, Chief Operating Officer and Director
Robert A. Milton	ACE Aviation Holdings, Inc., a holding company for Air Canada and other aviation interests Chairman and Chief Executive Officer
Matthew J. Hart	Hilton Hotels Corporation, a global hospitality company Former President and Chief Operating Officer
Dr. Ronald D. Sugar	Northrop Grumman Corporation, a global security company Former Chairman and Chief Executive Officer
Wilbur L. Ross, Jr.	WL Ross & Co. LLC, a merchant banking firm Chairman and Chief Executive Officer
Antony P. Ressler	Ares Management LLC, a global alternative asset manager A Founding Member and Chairman of the Executive Committee
John G. Danhakl	Leonard Green & Partners, L.P., a private equity firm Managing Partner
Ian M. Saines	Commonwealth Bank of Australia, a provider of integrated financial services Group Executive, Institutional Banking and Markets

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our Class A Common Stock has been quoted on the New York Stock Exchange (the "NYSE") under the symbol "AL" since April 19, 2011. Prior to that time, there was no public market for our stock. As of September 30, 2011, there were 98,885,131 shares of Class A Common Stock outstanding held by approximately 148 holders of record, and 1,829,339 shares of Class B Non-Voting Common Stock outstanding held by one stockholder of record.

On March 8, 2012 the closing price of our Class A Common Stock was $23.85 per share as reported by the NYSE. The table below sets forth for the indicated periods the high and low sales prices for our Class A Common Stock as reported on the NYSE. Our Class B Non-Voting Common Stock is not currently listed on any national exchange or market system.

Fiscal Year 2011 Quarters Ended:	High	Low
June 30, 2011	$ 29.94	$ 23.02
September 30, 2011	25.36	18.32
December 31, 2011	23.95	17.24

DIVIDENDS

The Company did not declare or pay any dividends during 2011. The Board of Directors does not expect that the Company will pay any dividends or other distributions in the foreseeable future.

PERFORMANCE GRAPH

The graph below compares the cumulative return since April 19, 2011 of the Company's Class A Common Stock, the S&P Midcap Index and a customized peer group. The peer group consists of three companies: Aircastle Limited (NYSE: AYR), AerCap Holdings NV (NYSE: AER) and FLY Leasing Limited (NYSE: FLY). The peer group investment is weighted by market capitalization as of April 19, 2011, and is adjusted monthly. An investment of $100, with reinvestment of all dividends, is assumed to have been made in our Class A Common Stock, in the peer group and in the S&P Midcap Index on April 19, 2011, and the relative performance of each is tracked through December 31, 2011. The stock price performance shown in the graph is not necessarily indicative of future stock price performance.

Comparison of 9 Month Cumulative Total Return
Assumes Initial Investment of $100
December 31, 2011



$120
$100
$80
$60
$40
$20
$0
4/19/11
4/30/11
5/31/11
6/30/11
7/31/11
8/31/11
9/30/11
10/31/11
11/30/11
12/31/11
Air Lease Corporation
S&P Midcap 400 Index
Peer Group

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our primary business is to acquire new and used popular and fuel-efficient commercial aircraft from aircraft manufacturers and other parties and to lease those aircraft to airlines around the world. We supplement our leasing revenues by providing management services to investors and/or owners of aircraft portfolios, for which we will receive fee-based revenue. These services include leasing, re-leasing, and lease management and sales services, with the goal of helping our clients maximize lease and sale revenues. In addition to our leasing activities and management services, and depending on market conditions, we expect to sell aircraft from our fleet to other leasing companies, financial services companies and airlines.

On April 25, 2011, we completed an initial public offering of our Class A Common Stock and listing of our Class A Common Stock on the New York Stock Exchange under the symbol "AL." The offering was upsized by 20% and the underwriters exercised their over-allotment option in full, resulting in the sale of an aggregate of 34,825,470 shares of Class A Common Stock. We received gross proceeds of approximately $922.9 million.

During 2011, the Company raised an incremental $1.2 billion in debt financing. This balance was comprised of $587.6 million in unsecured financing, which included $120.0 million in senior unsecured notes issued in a private placement to institutional investors and $200.0 million in convertible senior notes. We ended the year with total unsecured debt outstanding of $826.2 million. The Company's unsecured debt as a percentage of total debt increased from 14.6% as of December 31, 2010 to 31.7% as of December 31, 2011. As part of our 2012 financing strategy, the Company will continue to focus on raising unsecured financing, of which we have already raised $522.0 million during the first quarter of 2012.

During the year ended December 31, 2011, we entered into binding and non-binding commitments to acquire up to 83 additional aircraft from Airbus, Boeing and Embraer for an estimated aggregate purchase price (including adjustment for anticipated inflation) of approximately $5.0 billion. Deliveries of the additional aircraft are scheduled to commence in 2012 and to continue through 2020. From Airbus, we agreed to purchase one additional Airbus A321 aircraft and entered into a non-binding memorandum of understanding for the purchase of 50 Airbus A320/321 NEO aircraft and we have cancellation rights with respect to 14 of the 50 Airbus A320/321 NEO aircraft. From Boeing, we agreed to purchase an additional 18 Boeing 737-800 aircraft, five Boeing 777-300ER aircraft and entered into a memorandum of understanding for the purchase of four Boeing 787-9 aircraft. From Embraer, we agreed to purchase an additional five Embraer E190 aircraft.

We continued successful lease placements of new aircraft from our order book throughout 2011 ending the year with contracts for the lease of 100% of the aircraft delivering in 2012, 90.3% of the aircraft delivering in 2013 and 84.6% of the aircraft delivering in 2014.

OUR FLEET

We have continued to build one of the world's youngest, most fuel-efficient aircraft operating lease portfolios. During the year ended December 31, 2011, we acquired an additional 62 aircraft ending the year with a total of 102 aircraft (of which 36 were new aircraft and 66 were used aircraft). We also managed two aircraft as of December 31, 2011. Our weighted average fleet age as of December 31, 2011 was 3.6 years.

Portfolio metrics of our fleet as of December 31, 2011 and 2010 are as follows:

($ in thousands)	December 31, 2011[1]	December 31, 2010
Fleet size	102	40
Weighted average fleet age	3.6 years	3.8 years
Weighted average remaining lease term	6.6 years	5.6 years
Aggregate fleet cost	$ 4,368,985	$ 1,649,071

(1) We acquired our existing fleet of 102 aircraft from 24 separate owners and operators of aircraft, 51 of which were subject to existing operating leases originated by 12 different aircraft lessors. The individual transactions ranged in size from one to eight aircraft, and from $22.3 million to $330.2 million, respectively. The 51 existing operating leases were with 39 different airline customers. Of the 51 aircraft that we acquired from other aircraft lessors, none of the aircraft represented an entire portfolio (i.e., a group of aircraft characterized by risk, geography or other common features) of the respective seller lessor, and none of the seller lessors sold their aircraft as part of a plan to exit their respective aircraft leasing businesses. With respect to these transactions, we did not acquire any information technology systems, infrastructure, employees, other assets, services, financing or any other activities indicative of a business.

The following table sets forth the net book value and percentage of the net book value of our aircraft portfolio operating in the indicated regions as of December 31, 2011 and 2010:

Region ($ in thousands)	December 31, 2011 Net book value	% of total	December 31, 2010 Net book value	% of total
Europe	$ 1,782,949	42.1%	$ 688,607	42.3%
Asia/Pacific	1,355,432	32.0	425,670	26.1
Latin America	515,145	12.2	163,622	10.0
North America	386,101	9.1	254,201	15.6
Africa and Middle East	197,789	4.6	97,709	6.0
Total	$ 4,237,416	100.0%	$ 1,629,809	100.0%

The following table sets forth the number of aircraft we leased by aircraft type as of December 31, 2011 and 2010:

Aircraft Type	December 31, 2011 Number of aircraft	% of total	December 31, 2010 Number of aircraft	% of total
Airbus A319-100	7	6.9%	7	17.5%
Airbus A320-200	21	20.6	8	20.0
Airbus A321-200	3	2.9	2	5.0
Airbus A330-200	11	10.8	2	5.0
Boeing 737-700	8	7.8	5	12.5
Boeing 737-800	30	29.4	14	35.0
Boeing 767-300ER	3	2.9	—	—
Boeing 777-200ER	1	1.0	—	—
Boeing 777-300ER	4	3.9	2	5.0
Embraer E175	2	2.0	—	—
Embraer E190	10	9.8	—	—
ATR 72-600	2	2.0	—	—
Total	102	100.0%	40	100.0%

As of December 31, 2011, we had contracted to buy 217 new aircraft for delivery through 2020, with an estimated aggregate purchase price (including adjustments for inflation) of $11.0 billion for delivery as follows:

Aircraft Type	2012	2013	2014	2015	2016	Thereafter	Total
Airbus A320/321-200	10	13	12	7			42
Airbus A320/321 NEO(1)(2)					3	47	50
Airbus A330-200/300	6	3					9
Boeing 737-800	4	12	12	14	17	20	79
Boeing 777-300ER			2	3			5
Boeing 787-9(1)						4	4
Embraer E175/190	17	1					18
ATR 72-600	8	2					10
Total	45	31	26	24	20	71	217

(1) As of December 31, 2011, the Airbus A320/321 NEO aircraft and the Boeing 787-9 aircraft were subject to non-binding memoranda of understanding for the purchase of these aircraft.

(2) We have cancellation rights with respect to 14 of the Airbus A320/321 NEO aircraft.

Our lease placements are progressing in line with expectations. As of December 31, 2011 we have entered into contracts for the lease of new aircraft scheduled to be delivered as follows:

Delivery year	Number of Aircraft	Number Leased	% Leased
2012	45	45	100.0%
2013	31	28	90.3
2014	26	22	84.6
2015	24	5	20.8
2016	20	—	—
Thereafter	71	—	—
Total	217	100	46.1%

AIRCRAFT INDUSTRY AND SOURCES OF REVENUES

Our revenues are principally derived from operating leases with scheduled and charter airlines. As of December 31, 2011 and December 31, 2010, we derived more than 90% of our revenues from airlines domiciled outside of the U.S., and we anticipate that most of our revenues in the future will be generated from foreign lessees. The airline industry is cyclical, economically sensitive, and highly competitive. Airlines and related companies are affected by fuel price volatility and fuel shortages, political and economic instability, natural disasters, terrorist activities, changes in national policy, competitive pressures, labor actions, pilot shortages, insurance costs, recessions, health concerns and other political or economic events adversely affecting world or regional trading markets. Our airline customers' ability to react to, and cope with, the volatile competitive environment in which they operate, as well as our own competitive environment, will affect our revenues and income.

Demand for air travel has consistently grown in terms of both the number of aircraft and passenger traffic over the last 40 years. The industry has remained resilient over time, while enduring the effects of both business cycle downturns and external events. Today, air travel has penetrated most world regions, with the highest growth now coming from emerging markets and economies. The long-term outlook for an increasing number of aircraft remains robust due primarily to increased passenger traffic. AVITAS, Inc. ("AVITAS") forecasts that there will be almost 24,000 aircraft in service by 2015, an increase of almost 5,000 over the level at the beginning of 2011.

The airline industry is cyclical and generally grows along with the economy. Historically, there has been a strong positive correlation between changes in world Gross Domestic Product, measured in U.S. dollars, and changes in passenger traffic (as indicated by revenue passenger kilometers ("RPK"), an industry-standard measure of passengers flown where each

RPK represents one kilometer traveled by a paying customer).

The business cycle effects are such that RPK declines or softens within recessionary periods. However, aircraft inventory has trended upward consistently, regardless of the economic cycle, as many aircraft are delivered during downturns despite reduced passenger travel.

Long-term passenger traffic growth is expected to be underpinned by projected growth in demand from emerging markets. Travel growth remains concentrated in the emerging markets of the Asia/Pacific region, Latin America and the Middle East while the more mature markets in the U.S. and Europe have slower growth rates overall. According to AVITAS, the percentage of world traffic attributable to emerging markets has been continuously increasing since the early 1990s. For example, in 1990, the Asia/Pacific region represented about 17% of the world's passenger traffic, and its share was estimated to be approximately 29% in 2010. Since 1990, China's passenger traffic has grown approximately 15% annually on average to 403 billion RPKs in 2010. Currently, China's passenger traffic is the second highest in the world.

AVITAS expects to see considerably higher growth in 2011 through 2015 in the Asia/Pacific region, the Middle East and Latin America, as compared to North America and Europe. In fact, AVITAS forecasts that by 2015 passenger traffic in the Asia/Pacific region will surpass passenger traffic in North America.

International Air Transport Association ("IATA") projects some profit weakening in 2012 as a result of relatively high fuel costs and softening of passenger traffic and yields. In addition, IATA believes the most significant risk currently facing airline profitability for 2012 is the economic turmoil that would result from a failure of governments to resolve the Eurozone sovereign debt crisis. While IATA is projecting airline industry profits of approximately $3.5 billion in 2012, it is also indicating that there is a significant risk that the debt crisis in the Eurozone, if unresolved, could lead to a banking crisis and cause more widespread economic weakness. IATA projects that a scenario of this nature could cause the worldwide airline industry to experience losses of as much as $8.3 billion.

Despite industry cyclicality and current stress, we remain optimistic about the long-term future of air transportation and, more specifically, the growing role that the aircraft leasing industry, and ALC specifically, provides in facilitating the fleet transactions necessary to facilitate growth of commercial air transport.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

As we grow our business, we envision funding our aircraft purchases through multiple sources, including cash raised in our prior equity offerings, cash flow from operations, the Warehouse Facility, additional unsecured debt financing through banks and the capital markets, credit facilities, and government-sponsored export guaranty and lending programs.

We have substantial cash requirements as we continue to expand our fleet through our purchase commitments. However, we believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in "Item 1A. Risk Factors" in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 9, 2012. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

DEBT

Our debt financing was comprised of the following at December 31, 2011 and 2010:

($ in thousands)	**December 31, 2011**	**December 31, 2010**
Secured		
Term financings	$ 735,285	$ 223,981
Warehouse facility	1,048,222	554,915
	1,783,507	778,896
Unsecured		
Term financings	268,209	13,085
Convertible senior notes	200,000	—
Revolving credit facilities	358,000	120,000
	826,209	133,085
Total secured and unsecured debt financing	2,609,716	911,981
Less: Debt discount	(6,917)	—
Total debt	$2,602,799	$ 911,981
Selected interest rates and ratios:		
Composite interest rate(1)	3.14%	3.32%
Composite interest rate on fixed debt(1)	4.28%	3.83%
Percentage of total debt at fixed rate	24.3%	1.40%

(1) This rate does not include the effect of upfront fees, undrawn fees or issuance cost amortization.

Secured Term Financing

During the year ended December 31, 2011, ten of our wholly-owned subsidiaries entered into separate secured term facilities, with recourse to the Company, aggregating $548.8 million and one of our wholly-owned subsidiaries entered into a $14.5 million, non-recourse, secured term facility.

The outstanding balance on our secured term facilities was $735.3 million and $224.0 million at December 31, 2011 and December 31, 2010, respectively. In connection with these facilities, the Company pledged $1.1 billion and $336.8 million in aircraft collateral as of December 31, 2011 and 2010, respectively.

Warehouse Facility

On May 26, 2010, ALC Warehouse Borrower, LLC, one of our wholly-owned subsidiaries, entered into the Warehouse Facility, which is a non-recourse, revolving credit facility to finance the acquisition of aircraft. On April 1, 2011, the Company executed an amendment to the Warehouse Facility that took effect on April 21, 2011. This facility, as amended, provides us with financing of up to $1.25 billion, modified from the original facility size of $1.5 billion. We are able to draw on this facility, as amended, during an availability period that ends in June 2013. Prior to the amendment of the Warehouse Facility, the Warehouse Facility accrued interest during the availability period based on LIBOR plus 3.25% on drawn balances and at a fixed rate of 1.00% on undrawn balances. Following the amendment, the Warehouse Facility accrues interest during the availability period based on LIBOR plus 2.50% on drawn balances and at a fixed rate of 0.75% on undrawn balances. Pursuant to the amendment, the advance level under the facility was increased from 65% of the appraised value of the aircraft pledged and 50% of the cash pledged to the Warehouse Facility to 70% of the appraised value of the aircraft pledged and 50% of the cash pledged to the Warehouse Facility. The outstanding drawn balance at the end of the availability period may be converted at our option to an amortizing, four-year term loan with an interest rate of LIBOR plus 3.25% for the initial three years of the term and margin step-ups during the remaining year that increase the interest to LIBOR plus 4.75%. As a result of amending the Warehouse Facility, we recorded an extinguishment of debt charge of $3.3 million from the write-off of deferred debt issue costs when the amendment became effective on April 21, 2011.

During 2011, the Company drew a net $493.3 million under the Warehouse Facility and incrementally pledged $660.7 million in aircraft collateral. As of December 31, 2011, the Company had borrowed $1.0 billion under the Warehouse Facility compared to $554.9 million as of December 31, 2010. As of December 31, 2011, the Company had pledged 38 aircraft as collateral with a net book value of $1.6 billion. As of December 31, 2010, the Company had pledged 23 aircraft as collateral with a net book value of $930.0 million. The Company had pledged cash collateral and lessee deposits of $86.9 million and $48.3 million at December 31, 2011 and December 31, 2010, respectively. We intend to continue to utilize the Warehouse Facility to finance aircraft acquisitions through 2012, as this facility provides us with ample liquidity to make opportunistic acquisitions of aircraft on short notice.

Unsecured Term Financings

During the year ended December 31, 2011, the Company entered into 14 unsecured term facilities aggregating $141.6 million. We ended 2011 with a total of 16 unsecured term facilities. The total amount outstanding under our unsecured term facilities was $148.2 million and $13.1 million as of December 31, 2011 and December 31, 2010, respectively.

In June 2011, the Company issued $120.0 million in senior unsecured notes in a private placement to institutional investors. The notes have a five-year term and a coupon of 5.0%.

Convertible Senior Notes

In November 2011, the Company issued $200.0 million in aggregate principal amount of 3.875% convertible senior notes due 2018 (the "Convertible Notes") in an offering exempt from registration under the Securities Act. The Convertible Notes bear interest at a rate of 3.875% per annum and are convertible at the option of the holder into shares of our Class A Common Stock at a price of $30.23 per share.

Unsecured Revolving Credit Facilities

The Company ended 2011 with a total of 13 revolving unsecured credit facilities aggregating $358.0 million, each with a borrowing rate of LIBOR plus 2.00%. The total amount outstanding under our revolving credit facilities was $358.0 million and $120.0 million as of December 31, 2011 and December 31, 2010, respectively.

LIQUIDITY

We finance the acquisition of our aircraft through available cash balances, internally generated funds and debt financings. As of December 31, 2011, we had available liquidity of $483.6 million comprised of unrestricted cash of $281.8 million and undrawn balances under our Warehouse Facility of $201.8 million.

Our financing plan for 2012 is focused on continuing to raise unsecured debt in the global bank market and through international and domestic capital markets transactions, reinvesting cash flow from operations and through government guaranteed loan programs from the ECAs in support of our new Airbus aircraft deliveries and Ex-Im Bank in support of our new Boeing aircraft deliveries and direct financing from BNDES/SBCE in support of our new Embraer deliveries.

In the first quarter of 2012, the Company entered into debt facilities and obtained financing commitments for $855.0 million. This included eight unsecured debt facilities totaling $522.0 million, comprised of: $155.0 million in senior unsecured notes issued in a private placement to institutional investors; $200.0 million in short-term unsecured bridge financing from two members of our banking group in connection with the closing of four ECA supported aircraft deliveries; $105.0 million in unsecured term financing and $62.0 million of seller financing.

As of March 9, 2012, we had obtained long-term funding commitments from the ECAs and a banking group to provide export guaranteed financing for eight of our Airbus deliveries in 2012, aggregating to approximately $340.0 million in sovereign guaranteed financing. Additionally, we approached Ex-Im Bank for support related to three aircraft and BNDES for 12 aircraft, aggregating $410.0 million in government supported export financing.

Lastly, during the first quarter of 2012, a wholly-owned subsidiary of the Company entered into a secured term facility to finance the acquisition of aircraft. This facility provided the Company with $192.8 million, which we will use to refinance eight aircraft previously financed through the Warehouse Facility creating additional availability under our Warehouse Facility.

We will continue to focus our financing efforts throughout 2012 on expanding our unsecured borrowing base supplemented by internally generated funds and government supported export financing.

CONTRACTUAL OBLIGATIONS

Our contractual obligations as of December 31, 2011 are as follows:

($ in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt obligations[(1)(2)]	$ 196,374	$ 480,852	$ 457,816	$ 330,520	$ 671,009	$ 473,145	$ 2,609,716
Interest payments on debt outstanding[(3)]	50,467	44,674	34,848	29,056	21,222	29,315	209,582
Purchase commitments	1,926,515	1,525,660	1,417,023	1,381,288	950,515	3,924,310	11,125,311
Operating leases	1,441	2,325	2,395	2,467	2,541	20,700	31,869
Total	$ 2,174,797	$ 2,053,511	$ 1,912,082	$ 1,743,331	$ 1,645,287	$ 4,447,470	$ 13,976,478

(1) As of December 31, 2011, the Company had $1.0 billion of debt outstanding under the Warehouse Facility which will come due beginning in June 2013. The outstanding drawn balance at the end of the availability period may be converted at the Company's option to an amortizing, four-year term loan and has been presented as if such option were exercised in the contractual obligation schedule above.

(2) As of December 31, 2011, the Company had $358.0 million of debt outstanding under our revolving unsecured credit facilities. The outstanding drawn balances may be rolled until the maturity date of each respective facility and have been presented as such in the contractual obligation schedule above.

(3) Future interest payments on floating rate debt are estimated using floating rates in effect at December 31, 2011.

RESULTS OF OPERATIONS

(in thousands, except share data)	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Revenues		
Rental of flight equipment	$ 332,719	$ 57,075
Interest and other	4,022	1,291
Total revenues	336,741	58,366
Expenses		
Interest	44,862	11,062
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Interest expense	57,692	51,743
Depreciation of flight equipment	112,307	19,262
Selling, general and administrative	44,559	24,232
Stock-based compensation	39,342	24,044
Total expenses	253,900	119,281
Income (loss) before taxes	82,841	(60,915)
Income tax (expense) benefit	(29,609)	8,875
Net income (loss)	$ 53,232	$ (52,040)
Other Financial Data:		
Adjusted net income(1)	$ 87,954	$ 2,520
Adjusted EBITDA(2)	$ 290,168	$ 32,973

(1) Adjusted net income is a measure of financial and operational performance that is not defined by GAAP. See note 1 in "Selected Financial Data" elsewhere in this Annual Report for a discussion of adjusted net income as a non-GAAP measure and a reconciliation of this measure to net income (loss) and cash flows from operations.

(2) Adjusted EBITDA is a measure of financial and operational performance that is not defined by GAAP. See note 2 in "Selected Financial Data" elsewhere in this Annual Report for a discussion of adjusted EBITDA as a non-GAAP measure and a reconciliation of this measure to net income (loss) and cash flows from operations.

2011 Compared to 2010

Rental revenue

As of December 31, 2011, we had acquired 102 aircraft at a total cost of $4.4 billion and recorded $332.7 million in rental revenue for the year then ended, which included overhaul revenue of $11.0 million. In the prior year, as of December 31, 2010, we had acquired 40 aircraft at a total cost of $1.6 billion and recorded $57.1 million in rental revenue for the period from inception to December 31, 2010, which included overhaul revenue of $3.6 million. The increase in rental revenue was attributable to the acquisition and lease of additional aircraft. The full impact on rental revenue for aircraft acquired during the period will be reflected in subsequent periods.

All of the aircraft in our fleet were leased as of December 31, 2011. All of the aircraft in our fleet were leased as of December 31, 2010, except for one aircraft with respect to which we had entered into a binding lease commitment but for which delivery occurred during February 2011.

Interest and other income

Interest and other income totaled $4.0 million for the year ended December 31, 2011 compared to $1.3 million for the period from inception to December 31, 2010. During 2011, the Company provided short-term bridge financing for the acquisition of an aircraft for which we earned $1.9 million in fee and interest income. In addition, the Company earned $0.5 million in servicing fee revenue with respect to the two aircraft we manage.

Interest expense

Interest expense totaled $57.7 million for the year ended December 31, 2011 compared to $51.7 million for the period from inception to December 31, 2010. The change was primarily due to an increase in our outstanding debt balances resulting in a $33.8 million increase in interest, an increase of $4.6 million in amortization of our deferred debt issue costs and a $3.3 million charge for the extinguishment of debt associated with the modification of the Warehouse Facility, offset by a one-time $35.8 million charge for the amortization of convertible debt discounts recorded during 2010.

The $35.8 million charge in 2010 was a one-time, equity-neutral charge. This charge was a result of our issuance of $60.0 million of convertible notes at 6.0%, on May 7, 2010, to funds managed by Ares Management LLC and Leonard Green & Partners, L.P. and members of our management and board of directors (and their family members or affiliates) and simultaneously entering into a forward purchase arrangement with such funds managed by Ares Management LLC and Leonard Green & Partners, L.P. to purchase shares at a discounted price.

We expect that our interest expense will increase as our average debt balance outstanding continues to increase.

Our overall composite interest rate decreased from the prior year as a result of our credit spreads on new debt issuances continuing to tighten, combined with a low, short-term interest rate environment.

Depreciation expense

We recorded $112.3 million in depreciation expense of flight equipment for the year ended December 31, 2011 compared to $19.3 million for the period from inception to December 31, 2010. The increase in depreciation expense for 2011, compared to 2010, was attributable to the acquisition of additional aircraft.

The full impact on depreciation expense for aircraft added during the year will be reflected in subsequent periods.

Selling, general and administrative expenses

We recorded selling, general and administrative expenses of $44.6 million for the year ended December 31, 2011 compared to $24.2 million for the period from inception to December 31, 2010. Selling, general and administrative expense represents a disproportionately higher percentage of revenues during our initial years of operation. As we continue to add new aircraft to our portfolio, we expect selling, general and administrative expense to continue decreasing as a percentage of our revenue.

Stock-based compensation expense

Stock-based compensation expense totaled $39.3 million for the year ended December 31, 2011 compared to $24.0 million for the period from inception to December 31, 2010. This increase is primarily a result of timing as the full impact on stock-based compensation expense for grants made during the second quarter of 2010, partially offset by the effects of the expense recognition pattern related to our restricted stock unit grants, which are front end loaded. We determine the fair value of our grants on the grant date and will recognize the value of the grants as expense over the vesting period, with an offsetting increase to equity.

Taxes

The effective tax rate for the year ended December 31, 2011 was 35.7% compared to 14.6% for the period from inception to December 31, 2010. The change in effective tax rate for the respective periods is primarily a result of a one-time $35.8 million charge for the amortization of convertible debt discounts recorded in 2010 which is not deductible for tax purposes.

Net income (loss)

For the year ended December 31, 2011, the Company reported consolidated net income of $53.2 million, or $0.59 per diluted share, compared to a consolidated net loss of $52.0 million, or $1.32 per diluted share, for the period from inception to December 31, 2010. The increase in net income for 2011, compared to 2010, was primarily attributable to the acquisition and lease of additional aircraft.

Adjusted net income

We recorded adjusted net income of $88.0 million for the year ended December 31, 2011 compared to $2.5 million for the period from inception to December 31, 2010. The change in adjusted net income for 2011, compared to 2010, was primarily attributable to the acquisition and lease of additional aircraft.

Adjusted net income is a measure of financial and operational performance that is not defined by GAAP. See note 1 in "Selected Financial Data" elsewhere in this Annual Report for a discussion of adjusted net income as a non-GAAP measure and a reconciliation of this measure to net income (loss) and cash flows from operations.

Adjusted EBITDA

We recorded adjusted EBITDA of $290.2 million for the year ended December 31, 2011 compared to $33.0 million for the period from inception to December 31, 2010. The change in adjusted EBITDA for 2011, compared to 2010, was primarily attributable to the acquisition and lease of additional aircraft.

Adjusted EBITDA is a measure of financial and operational performance that is not defined by GAAP. See note 2 in "Selected Financial Data" elsewhere in this Annual Report for a discussion of adjusted EBITDA as a non-GAAP measure and a reconciliation of this measure to net income (loss) and cash flows from operations.

OFF-BALANCE SHEET ARRANGEMENTS

We have not established any unconsolidated entities for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. We have, however, from time to time established subsidiaries and created partnership arrangements or trusts for the purpose of leasing aircraft or facilitating borrowing arrangements.

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies can have a significant impact on our results of operations, financial position and financial statement disclosures, and may require subjective and complex estimates and judgments.

Lease revenue

We lease flight equipment principally under operating leases and report rental income ratably over the life of each lease. Rentals received, but unearned, under the lease agreements are recorded in "Rentals received in advance" on our Consolidated Balance Sheet until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in "Lease receivables," as a component of "Other assets" on our Consolidated Balance

Sheet. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability. Our management team monitors all lessees with past due lease payments (if any) and discusses relevant operational and financial issues facing those lessees with our marketing executives in order to determine an appropriate allowance for doubtful accounts. In addition, if collection is not reasonably assured, we will not recognize rental income for amounts due under our lease contracts and will recognize revenue for such lessees on a cash basis. Should a lessee's credit quality deteriorate, we may be required to record an allowance for doubtful accounts and/or stop recognizing revenue until cash is received, both of which could have a material impact on our results of operations and financial condition.

Our aircraft lease agreements typically contain provisions which require the lessee to make additional rental payments based on either the usage of the aircraft, measured on the basis of hours or cycles flown per month (a cycle is one take-off and landing), or calendar-based time ("Contingent Rentals"). These payments represent contributions to the cost of major future maintenance events ("Qualifying Events") associated with the aircraft and typically cover major airframe structural checks, engine overhauls, the replacement of life limited parts contained in each engine, landing gear overhauls and overhauls of the auxiliary power unit. These Contingent Rentals are generally collected monthly based on reports of usage by the lessee or collected as fixed monthly rates.

In accordance with our lease agreements, Contingent Rentals are subject to reimbursement to the lessee upon the occurrence of a Qualifying Event. The reimbursable amount is capped by the amount of Contingent Rentals received by the Company, net of previous reimbursements. The Company is only required to reimburse for Qualifying Events during the lease term. The Company is not required to reimburse for routine maintenance or additional maintenance costs incurred during a Qualifying Event. All amounts of Contingent Rentals unclaimed by the lessee at the end of the lease term are retained by the Company.

We record as rental revenue the portion of Contingent Rentals that we are virtually certain we will not reimburse to the lessee as a component of "Rental of flight equipment" in our Consolidated Statement of Operations. Contingent Rentals which we may be required to reimburse to the lessee are reflected in our overhaul reserve liability, as a component of "Security deposits and maintenance reserves on flight equipment leases" in our Consolidated Balance Sheet.

Estimating when we are virtually certain that Contingent Rental payments will not be reimbursed requires judgments to be made as to the timing and cost of future maintenance events. In order to determine virtual certainty with respect to this contingency, our Technical Asset Management department analyzes the terms of the lease, utilizes available cost estimates published by the equipment manufacturers, and thoroughly evaluates an airline's Maintenance Planning Document ("MPD"). The MPD describes the required inspections and the frequency of those inspections. Our Technical Asset Management department utilizes this information, combined with their cumulative industry experience, to determine when major Qualifying Events are expected to occur for each relevant component of the aircraft, and translates this information into a determination of how much we will ultimately be required to reimburse to the lessee. We record Contingent Rental revenue as the aircraft is operated when we determine that a Qualifying Event will occur outside the non-cancellable lease term or after we have collected Contingent Rentals equal to the amount that we expect to reimburse to the lessee as the aircraft is operated.

Should such estimates be inaccurate, we may be required to reverse revenue previously recognized. In addition, if we can no longer make accurate estimates with respect to a particular lease, we will stop recognizing any Contingent Rental revenue until the end of such lease.

All of our lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In the future, we may incur repair and maintenance expenses for off-lease aircraft. We recognize overhaul expense in our Consolidated Statement of Operations for all such expenditures.

Lessee-specific modifications such as those related to modifications of the aircraft cabin are expected to be capitalized as initial direct costs and amortized over the term of the lease into rental revenue in our Consolidated Statement of Operations.

Flight equipment

Flight equipment under operating lease is stated at cost less accumulated depreciation. Purchases, major additions and modifications, and interest on deposits during the construction phase are capitalized. We generally depreciate passenger aircraft on a straight-line basis over a 25-year life from the date of manufacture to a 15% residual value. Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on our results of operations and financial condition. At the time flight equipment is retired or sold, the cost and accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.

Our management team evaluates on a quarterly basis the need to perform an impairment test whenever facts or circumstances indicate a potential impairment has occurred. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. Recoverability of an aircraft's carrying amount is measured by comparing the carrying amount of the aircraft to future undiscounted net cash flows expected to be generated by the aircraft. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value in accordance with our Fair Value Policy, resulting in an impairment charge. Deterioration of future lease rates and the residual values of our aircraft could result in impairment charges which could have a significant impact on our results of operations and financial condition. To date, we have not recorded any impairment charges.

We record flight equipment at fair value if we determine the carrying value may not be recoverable. We principally use the income approach to measure the fair value of aircraft. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft's economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.

Stock-based compensation

To compensate and incentivize our employees and directors, we grant stock-based compensation awards. To date, we have granted stock options and restricted stock units. All share-based payment awards granted have been equity classified awards. We account for such awards by estimating the grant date fair value of the award as calculated by the Black-Scholes-Merton ("BSM") option pricing model and amortizing that value on a straight-line basis over the requisite service period less any anticipated forfeitures. The estimation of the fair value of share-based awards requires considerable judgment, particularly since we were a private company until April 2011, with a short history of operations. Key estimates we make in determining the fair value of an award include the fair value of our Common Stock, the expected term of the award and the volatility of our Common Stock. To date, we have principally used transaction prices from sales of our Common Stock to determine the fair value of our Common Stock. As we have a limited history, we have used the simplified averaging approach to estimating the expected term of the award. We have estimated the volatility of our Common Stock by using the average historic volatility of a peer group of companies. For future awards, we will be required to continue to make such subjective judgments, and while we intend to continue to use the approach discussed above to make key estimates, there can be no assurance that changes in such estimates will not have a significant impact to our results of operations in the future.

Income taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance for deferred tax assets when the probability of realization of the full value of the asset is less than 50%. Based on the timing of reversal of deferred tax liabilities, future anticipated taxable income based on lease and debt arrangements in place at the balance sheet date and tax planning strategies available to us, our management considers the deferred tax asset recoverable. Should events occur in the future that make the likelihood of recovery of deferred tax assets less than 50%, a deferred tax valuation allowance will be required that could have a significant impact on our results of operations and financial condition.

We recognize the impact of a tax position, if that position has a probability of greater than 50% that it would be sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that has a probability of more than 50% of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As our business develops, we may take tax positions that have a probability of less than 50% of being sustained on audit which will require us to reserve for such positions. If these tax positions are audited by a taxing authority, there can be no assurance that the ultimate resolution of such tax positions will not result in further losses. Such losses could have a significant impact on our results of operations and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

INTEREST RATE RISK

The nature of our business exposes us to market risk arising from changes in interest rates. Changes, both increases and decreases, in our cost of borrowing, as reflected in our composite interest rate, directly impact our net income. Our lease rental stream is generally fixed over the life of our leases, whereas we have used floating-rate debt to finance a significant portion of our aircraft acquisitions. As of December 31, 2011, we had $2.0 billion in floating-rate debt. As of December 31, 2010, we had $898.9 million in floating-rate debt. If interest rates increase, we would be obligated to make higher interest payments to our lenders. If we incur significant fixed-rate debt in the future, increased interest rates prevailing in the market at the time of the incurrence of such debt would also increase our interest expense. If our composite rate were to increase by 1.0%, we would expect to incur additional interest expense on our existing indebtedness as of December 31, 2011 and December 31, 2010, of approximately $20.0 million and $9.0 million, each on an annualized basis, which would put downward pressure on our operating margins.

FOREIGN EXCHANGE RATE RISK

The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements and a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency. Thus, most of our revenue and expenses are denominated in U.S. dollars. As of December 31, 2011 and December 31, 2010, 3.5% and 3.7%, respectively, of our lease revenues were denominated in Euros. As our principal currency is the U.S. dollar, a continuing weakness in the U.S. dollar as compared to other major currencies should not have a significant impact on our future operating results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Air Lease Corporation:

We have audited the accompanying consolidated balance sheets of Air Lease Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2011 and the period from inception to December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Lease Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the year ended December 31, 2011 and the period from inception to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

San Francisco, California
March 9, 2012

CONSOLIDATED BALANCE SHEETS

($ in thousands, except share data)	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 281,805	$ 328,821
Restricted cash	96,157	48,676
Flight equipment subject to operating leases	4,368,985	1,649,071
Less accumulated depreciation	(131,569)	(19,262)
	4,237,416	1,629,809
Deposits on flight equipment purchases	405,549	183,367
Deferred debt issue costs — less accumulated amortization of $17,500 and $4,754 as of December 31, 2011 and December 31, 2010, respectively	47,609	46,422
Deferred tax asset	—	8,875
Other assets	96,057	30,312
Total assets	$ 5,164,593	$ 2,276,282
Liabilities and Shareholders' Equity		
Accrued interest and other payables	$ 54,648	$ 22,054
Debt financing	2,602,799	911,981
Security deposits and maintenance reserves on flight equipment leases	284,154	109,274
Rentals received in advance	26,017	8,038
Deferred tax liability	20,692	—
Total liabilities	$ 2,988,310	1,051,347
Shareholders' Equity		
Preferred Stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Class A Common Stock, $0.01 par value; authorized 500,000,000 shares; issued and outstanding 98,885,131 and 63,563,810 shares at December 31, 2011 and December 31, 2010, respectively	984	636
Class B Non-Voting Common Stock, $0.01 par value; authorized 10,000,000 shares; issued and outstanding 1,829,339 shares	18	18
Paid-in capital	2,174,089	1,276,321
Retained earnings (accumulated deficit)	1,192	(52,040)
Total shareholders' equity	2,176,283	1,224,935
Total liabilities and shareholders' equity	$ 5,164,593	$ 2,276,282

(See Notes to Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except share data)	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Revenues		
Rental of flight equipment	$ 332,719	$ 57,075
Interest and other	4,022	1,291
Total revenues	336,741	58,366
Expenses		
Interest	44,862	11,062
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Interest expense	57,692	51,743
Depreciation of flight equipment	112,307	19,262
Selling, general and administrative	44,559	24,232
Stock-based compensation	39,342	24,044
Total expenses	253,900	119,281
Income (loss) before taxes	82,841	(60,915)
Income tax (expense) benefit	(29,609)	8,875
Net income (loss)	$ 53,232	$ (52,040)
Net income (loss) per share of Class A and Class B Common Stock:		
Basic	$ 0.59	$ (1.32)
Diluted	$ 0.59	$ (1.32)
Weighted-average shares outstanding:		
Basic	89,592,945	39,511,045
Diluted	90,416,346	39,511,045

(See Notes to Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ in thousands, except share data)	Preferred Stock		Class A Common Stock		Class B Non-Voting Common Stock		Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at inception	—	$ —	—	$ —	—	$ —	$ —	$ —	$ —
Class A Common Stock issuance	—	—	55,750,972	558	—	—	1,026,082	—	1,026,640
Class B Non-Voting Common Stock issuance	—	—	—	—	6,308,844	63	124,852	—	124,915
Class B conversion to Class A	—	—	4,479,505	45	(4,479,505)	(45)	—	—	—
Issuance of warrants	—	—	—	—	—	—	5,578	—	5,578
Conversion of convertible notes	—	—	3,333,333	33	—	—	59,967	—	60,000
Convertible debt discounts	—	—	—	—	—	—	35,798	—	35,798
Stock based compensation	—	—	—	—	—	—	24,044	—	24,044
Net (loss)	—	—	—	—	—	—	—	(52,040)	(52,040)
Balance at December 31, 2010	—	$ —	63,563,810	$ 636	1,829,339	$ 18	$ 1,276,321	$ (52,040)	$ 1,224,935
Class A Common Stock issuance	—	—	34,825,470	348	—	—	866,882	—	867,230
Issuance of restricted stock units	—	—	843,975	—	—	—	—	—	—
Tax withholdings on stock based compensation	—	—	(348,124)	—	—	—	(8,456)	—	(8,456)
Stock based compensation	—	—	—	—	—	—	39,342	—	39,342
Net income	—	—	—	—	—	—	—	53,232	53,232
Balance at December 31, 2011	—	$ —	98,885,131	$ 984	1,829,339	$ 18	$ 2,174,089	$ 1,192	$ 2,176,283

(See Notes to Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Operating Activities		
Net income (loss)	$ 53,232	$ (52,040)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation of flight equipment	112,307	19,262
Stock-based compensation	39,342	24,044
Deferred taxes	29,567	(8,875)
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Changes in operating assets and liabilities:		
Other assets	(17,438)	(8,040)
Accrued interest and other payables	19,347	18,864
Rentals received in advance	17,979	8,038
Net cash provided by operating activities	267,166	41,934
Investing Activities		
Acquisition of flight equipment under operating lease	(2,529,901)	(1,649,071)
Payments for deposits on flight equipment purchases	(360,587)	(183,367)
Acquisition of furnishings, equipment and other assets	(86,668)	(19,082)
Net cash used in investing activities	(2,977,156)	(1,851,520)
Financing Activities		
Issuance of common stock and warrants	867,230	1,157,133
Tax withholdings on stock based compensation	(8,456)	—
Issuance of convertible notes	193,000	60,000
Net change in unsecured revolving facilities	238,000	120,000
Proceeds from debt financings	1,344,530	796,921
Payments in reduction of debt financings	(84,796)	(4,940)
Restricted cash	(47,481)	(48,676)
Debt issue costs	(13,933)	(51,305)
Security deposits and maintenance reserve receipts	180,862	109,274
Security deposits and maintenance reserve disbursements	(5,982)	—
Net cash provided by financing activities	2,662,974	2,138,407
Net increase (decrease) in cash	(47,016)	328,821
Cash and cash equivalents at beginning of period	328,821	—
Cash and cash equivalents at end of period	$ 281,805	$ 328,821
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for interest, including capitalized interest of $10,390 at December 31, 2011 and capitalized interest of $1,769 at December 31, 2010	$ 51,986	$ 12,723
Supplemental Disclosure of Noncash Activities		
Buyer furnished equipment, capitalized interest and deposits on flight equipment purchases applied to acquisition of flight equipment under operating leases	$ 190,013	$ —
Conversion of convertible notes to Class A Common Stock	$ —	$ 60,000

(See Notes to Consolidated Financial Statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Air Lease Corporation (the "Company", "ALC", "we", "our" or "us") was incorporated in the State of Delaware and licensed to operate in the State of California. We commenced operations in February 2010 and elected a fiscal year end of December 31. The Company is principally engaged in the leasing of commercial aircraft to airlines throughout the world. We supplement our leasing revenues by providing fleet management and remarketing services to third parties. We typically provide many of the same services that we perform for our fleet, including leasing, releasing, lease management and sales services for which we charge a fee, with the objective of assisting our clients to maximize lease or sale revenues.

PRINCIPLES OF CONSOLIDATION

The Company consolidates financial statements of all entities in which we have a controlling financial interest, including the account of any Variable Interest Entity in which we have a controlling financial interest and for which we are thus the primary beneficiary. All material intercompany balances are eliminated in consolidation.

RENTAL OF FLIGHT EQUIPMENT

The Company leases flight equipment principally under operating leases and reports rental income ratably over the life of each lease. Rentals received, but unearned, under the lease agreements are recorded in Rentals received in advance on the Company's Consolidated Balance Sheet until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in Lease receivables, as a component of Other assets on the Company's Consolidated Balance Sheet. An allowance for doubtful accounts will be recognized for past-due rentals based on management's assessment of collectability. Management monitors all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees with its marketing executives in order to determine an appropriate allowance for doubtful accounts. In addition, if collection is not reasonably assured, the Company will not recognize rental income for amounts due under the Company's lease contracts and will recognize revenue for such lessees on a cash basis. As of December 31, 2011 and 2010, the Company had no such allowance, and no leases were on a cash basis.

All of the Company's lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In the future, we may incur repair and maintenance expenses for off-lease aircraft. We recognize overhaul expense in our Consolidated Statement of Operations for all such expenditures. In many operating lease contracts, the lessee is obligated to make periodic payments of supplemental maintenance rent, which is calculated with reference to the utilization of the airframe, engines and other major life-limited components during the lease. In these leases, we will make a payment to the lessee to compensate the lessee for the cost of the actual major maintenance incurred, up to the maximum of the amount of supplemental maintenance rental payments made by the lessee during the lease term. These payments are made upon the lessee's presentation of invoices evidencing the completion of such qualifying major maintenance. The Company records as rental revenue, the portion of supplemental maintenance rent that is virtually certain will not be reimbursed to the lessee. Supplemental maintenance rental payments which we may be required to reimburse to the lessee are reflected in our overhaul reserve liability, as a component of Security deposits and overhaul reserves on flight equipment leases in our Consolidated Balance Sheet.

Lessee-specific modifications are expected to be capitalized as initial direct costs and amortized over the term of the lease into rental revenue in our Consolidated Statement of Operations.

INITIAL DIRECT COSTS

The Company records as period costs those internal and other costs incurred in connection with identifying, negotiating and delivering aircraft to the Company's lessees. Amounts paid by us to lessees, or other parties, in connection with the lease transactions are capitalized and amortized as a reduction to lease revenue over the lease term.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to be cash on hand and highly liquid investments with original maturity dates of 90 days or less.

RESTRICTED CASH

Restricted cash consists of pledged security deposits, maintenance reserves, and rental payments related to secured aircraft financing arrangements.

FLIGHT EQUIPMENT

Flight equipment under operating lease is stated at cost less accumulated depreciation. Purchases, major additions and modifications, and interest on deposits during the construction phase are capitalized. The Company generally depreciates passenger aircraft on a straight-line basis over a 25-year life from the date of manufacture to a 15% residual value. Changes in the assumption of useful lives or residual values for aircraft could have a significant impact on the Company's results of operations and financial condition.

At the time flight equipment is retired or sold, the cost and accumulated depreciation are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss on our Consolidated Statement of Operations.

Management evaluates on a quarterly basis the need to perform an impairment test whenever facts or circumstances indicate a potential impairment has occurred. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. Recoverability of an aircraft's carrying amount is measured by comparing the carrying amount of the aircraft to future undiscounted net cash flows expected to be generated by the aircraft. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and estimated residual or scrap values for each aircraft. We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test, the aircraft will be recorded at fair value in accordance with the Company's Fair Value Policy, resulting in an impairment charge. Our Fair Value Policy is described below under "Fair Value Measurements". As of December 31, 2011 and 2010, no impairment charges have been incurred to date.

CAPITALIZED INTEREST

The Company may borrow funds to finance deposits on new flight equipment purchases. The Company capitalizes interest expense on such borrowings. The capitalized amount is calculated using our composite borrowing rate and is recorded as an increase to the cost of the flight equipment on our Consolidated Balance Sheet.

FAIR VALUE MEASUREMENTS

Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of certain assets on a non-recurring basis, principally our flight equipment, when Generally Accepted Accounting Principles ("GAAP") requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable.

The Company records flight equipment at fair value when we determine the carrying value may not be recoverable. The Company principally uses the income approach to measure the fair value of flight equipment. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft's economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance for deferred tax assets when the probability of realization of the full value of the asset is less than 50%. The Company recognizes the impact of a tax position, if that position is more than 50% likely to be sustained on audit, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes interest and penalties for uncertain tax positions in income tax expense.

DEFERRED COSTS

The Company incurs debt issue costs in connection with debt financings. Those costs are deferred and amortized over the life of the specific loan using the effective interest method and charged to interest expense. The Company also incurs costs in connection with equity offerings. Such costs are deferred until the equity offering is completed and either netted against the equity raised, or expensed if the equity offering is abandoned.

STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the grant date based on the fair value of the award. The Company recognizes compensation costs for shares that are expected to vest, on a straight-line basis, over the requisite service period of the award.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts have been reclassified in the 2010 financial statements to conform to 2011 presentation.

NOTE 2. DEBT FINANCING

The Company's consolidated debt as of December 31, 2011 and 2010 are summarized below:

($ in thousands)	December 31, 2011	December 31, 2010
Secured		
Term financings	$ 735,285	$ 223,981
Warehouse facility	1,048,222	554,915
Total secured debt financing	1,783,507	778,896
Unsecured		
Term financings	268,209	13,085
Convertible senior notes	200,000	—
Revolving credit facilities	358,000	120,000
Total unsecured debt financing	826,209	133,085
Total secured and unsecured debt financing	2,609,716	911,981
Less: Debt discount	(6,917)	—
Total debt	$ 2,602,799	$ 911,981

At December 31, 2011, we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios.

The Company's secured obligations as of December 31, 2011 and 2010 are summarized below:

($ in thousands)	December 31, 2011	December 31, 2010
Nonrecourse	$ 1,076,965	$ 573,222
Recourse	706,542	205,674
Total	$ 1,783,507	$ 778,896
Number of aircraft pledged as collateral	54	29
Net book value of aircraft pledged as collateral	$ 2,692,652	$ 1,266,762

SECURED TERM FINANCINGS

The Company funds some aircraft purchases through secured term financings. Wholly-owned subsidiaries of the Company will borrow through secured bank facilities to purchase an aircraft. The aircraft are then leased by the wholly-owned subsidiaries to airlines. The Company may guarantee the obligations of the wholly-owned subsidiaries under the loan agreements. The loans may be secured by a pledge of the shares of the subsidiary, the aircraft, the lease receivables, security deposits, maintenance reserves or a combination thereof.

During the year ended December 31, 2011, ten of our wholly-owned subsidiaries entered into separate secured term facilities, with recourse to the Company, aggregating $548.8 million and one of our wholly-owned subsidiaries entered into a $14.5 million, non-recourse, secured term facility. In connection with these facilities, the Company pledged $816.6 million in aircraft collateral.

The outstanding balance on our secured term facilities was $735.3 million and $224.0 million at December 31, 2011 and December 31, 2010, respectively. The outstanding balance under our secured term facilities as of December 31, 2011 was comprised of $184.3 million fixed rate debt and $550.9 million floating rate debt, with interest rates ranging from 4.28% to 5.36% and LIBOR plus 1.5% to LIBOR plus 3.6%, respectively. The outstanding balance under our secured term facilities as of December 31, 2010 was comprised entirely of floating rate debt with interest rates ranging from LIBOR plus 2.6% to LIBOR plus 3.0%. In connection with these facilities, the Company pledged $1.1 billion and $336.8 million in aircraft collateral as of December 31, 2011 and 2010, respectively.

WAREHOUSE FACILITY

On May 26, 2010, ALC Warehouse Borrower, LLC, one of our wholly-owned subsidiaries, entered into the Warehouse Facility, which is a non-recourse, revolving credit facility to finance the acquisition of aircraft. On April 1, 2011, the Company executed an amendment to the Warehouse Facility that took effect on April 21, 2011. This facility, as amended, provides us with financing of up to $1.25 billion, modified from the original facility size of $1.5 billion. We are able to draw on this facility, as amended, during an availability period that ends in June 2013. Prior to the amendment of the Warehouse Facility, the Warehouse Facility accrued interest during the availability period based on LIBOR plus 3.25% on drawn balances and at a fixed rate of 1.00% on undrawn balances. Following the amendment, the Warehouse Facility accrues interest during the availability period based on LIBOR plus 2.50% on drawn balances and at a fixed rate of 0.75% on undrawn balances. Pursuant to the amendment, the advance level under the facility was increased from 65% of the appraised value of the aircraft pledged and 50% of the cash pledged to the Warehouse Facility to 70% of the appraised value of the aircraft pledged and 50% of the cash pledged to the Warehouse Facility. The outstanding drawn balance at the end of the availability period may be converted at our option to an amortizing, four-year term loan with an interest rate of LIBOR plus 3.25% for the initial three years of the term and margin step-ups during the remaining year that increase the interest to LIBOR plus 4.75%. As a result of amending the Warehouse Facility, we recorded an extinguishment of debt charge of $3.3 million from the write-off of deferred debt issue costs when the amendment became effective on April 21, 2011.

During 2011, the Company drew a net $493.3 million under the Warehouse Facility and incrementally pledged $660.7 million in aircraft collateral. As of December 31, 2011, the Company had borrowed $1.0 billion under the Warehouse Facility compared to $554.9 million as of December 31, 2010. As of December 31, 2011, the Company had pledged 38 aircraft as collateral with a net book value of $1.6 billion. As of December 31, 2010, the Company had pledged 23 aircraft as collateral with a net book value of $930.0 million. The Company had pledged cash collateral and lessee deposits of $86.9 million and $48.3 million at December 31, 2011 and December 31, 2010, respectively. We intend to continue to utilize the Warehouse Facility to finance aircraft acquisitions through 2012, as this facility provides us with ample liquidity to make opportunistic acquisitions of aircraft on short notice.

UNSECURED TERM FINANCINGS

The Company funds some aircraft purchases through unsecured term financings.

In June 2011, the Company issued $120.0 million in senior unsecured notes in a private placement to institutional investors. The notes have a five-year term and a coupon of 5.0%. During the year ended December 31, 2011, the Company entered into 13 additional unsecured term facilities aggregating $121.6 million with terms ranging from one to five years with fixed interest rates ranging from 3.0% to 4.3% and a three-year $20.0 million unsecured term facility at a floating rate of LIBOR plus 3.95%. We ended 2011 with a total of 16 unsecured term facilities all of which bear interest at a rate of LIBOR plus 2.0%. The total amount outstanding under our unsecured term facilities was $148.2 million and $13.1 million as of December 31, 2011 and December 31, 2010, respectively.

In April 2010, the Company borrowed $2.0 million under a promissory note agreement with an entity controlled by the Company's Chairman and CEO. Interest due under the promissory note was based on LIBOR plus 3.50%, compounded annually. This note matured on June 4, 2010, upon the successful offering of the Company's common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

In February 2010, the Company borrowed $250,000 under a promissory note agreement with an entity controlled by the Company's Chairman and CEO. Interest due under the promissory note was at an annual rate of 3.00%, compounded quarterly. This note matured on June 4, 2010, upon the successful offering of the Company's common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

CONVERTIBLE SENIOR NOTES

During the year ended December 31, 2011, the Company issued $200.0 million in aggregate principal amount of 3.875% convertible senior notes due 2018 (the "Convertible Notes") in an offering exempt from registration under the Securities Act. The Convertible Notes were sold to Qualified Institutional Buyers in reliance upon Rule 144A under the Securities Act. The Convertible Notes are senior unsecured obligations of the Company and bear interest at a rate of 3.875% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2012. The Convertible Notes are convertible at the option of the holder into shares of our Class A Common Stock at a price of $30.23 per share.

On May 7, 2010, two investors (the "Early Investors") agreed to lend the Company $50.0 million, and certain members of the Company's management (and their respective families or affiliates) and Board of Directors agreed to lend the Company $10.0 million, pursuant to convertible promissory note agreements. Interest accrued under the notes at an annual rate of

6.00% and was payable quarterly in cash. The notes were automatically converted on June 4, 2010, in satisfaction of the lenders' obligations to purchase shares of the Company's common stock at a price equal to $18.00 per share, in connection with the successful offering of the Company's common stock pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended.

On May 7, 2010, the Early Investors contingently committed to purchase $250.0 million of the Company's common stock at the lesser of (i) $18.00 per share and (ii) 90% of the offering price per share upon the completion of the Company's common stock offering pursuant to Rule 144A, Regulation S, and Regulation D of the Securities Act of 1933, as amended, prior to December 31, 2010, including $50.0 million of the Company's common stock that would be acquired upon conversion of the convertible promissory notes. On June 4, 2010, the Early Investors purchased $250.0 million of the Company's common stock at a price equal to $18.00 per share upon the completion of the Company's common stock offering, including $50.0 million of the Company's common stock that was acquired upon conversion of the convertible promissory notes.

The Early Investors simultaneously entered into a convertible note agreement and a contingent stock purchase agreement. The Company allocated the proceeds received between the convertible note and the stock purchase agreement based on their relative fair value at issuance. An independent appraiser determined that the relative aggregate fair value of the convertible notes and stock purchase agreement was $35.4 million and $14.6 million, respectively. Consequently the Company recorded a $14.6 million discount at the issuance of the convertible notes, with an offsetting increase to Paid-in capital on the Company's Consolidated Balance Sheet. The Company fully amortized this debt discount into Interest expense on the Consolidated Statement of Operations upon the conversion of the notes.

The Company evaluated the conversion option within the convertible notes to determine whether the conversion price was beneficial to the note holders. For the convertible notes issued to the Early Investors, management measured the intrinsic value in the conversion option based on the proceeds allocated to the convertible debt after proceeds were allocated to the contingent stock purchase agreement. As a result, the Company determined that the beneficial conversion features within the convertible notes was $21.2 million. The Company recorded the beneficial conversion feature as a discount at the issuance of the convertible notes, with an offsetting increase to Paid-in capital on the Company's Consolidated Balance Sheet. The Company fully amortized this debt discount into Interest expense on the Consolidated Statement of Operations upon the conversion of the notes.

UNSECURED REVOLVING CREDIT FACILITIES

The Company funds some aircraft purchases through revolving unsecured credit facilities.

The Company ended 2011 with a total of 13 revolving unsecured credit facilities aggregating $358.0 million, each with a borrowing rate of LIBOR plus 2.00%. The total amount outstanding under our revolving credit facilities was $358.0 million and $120.0 million as of December 31, 2011 and December 31, 2010, respectively.

MATURITIES

Maturities of debt outstanding as of December 31, 2011 are as follows:

($ in thousands)

Years ending December 31,	
2012	$ 196,374
2013	480,852
2014	457,816
2015	330,520
2016	671,009
Thereafter	473,145
Total[(1)(2)]	$ 2,609,716

(1) As of December 31, 2011, the Company had $1.0 billion of debt outstanding under the Warehouse Facility which will come due beginning in June 2013. The outstanding drawn balance at the end of the availability period may be converted at the Company's option to an amortizing, four-year term loan and has been presented as such in the maturity schedule, above.

(2) As of December 31, 2011, the Company had $358.0 million of debt outstanding under our revolving unsecured credit facilities. The outstanding drawn balances may be rolled until the maturity date of each respective facility and have been presented as such in the maturity schedule, above.

NOTE 3. INTEREST EXPENSE

The following table shows the components of interest for the year ended December 31, 2011 and the period from inception to December 31, 2010:

($ in thousands)	Year ended December 31, 2011	For the period from inception to December 31, 2010
Interest on borrowings	$ 55,252	$ 12,831
Less capitalized interest	(10,390)	(1,769)
Interest	44,862	11,062
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Interest expense	$ 57,692	$ 51,743

NOTE 4. SHAREHOLDERS' EQUITY

In 2010, the Company authorized 500,000,000 shares of Class A Common Stock, $0.01 par value per share, of which 98,885,131 and 63,563,810 shares were issued and outstanding as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, the Company had authorized 10,000,000 shares of Class B Non-Voting Common Stock, $0.01 par value per share, of which 1,829,339 shares were issued and outstanding. The rights and obligations of the holders of Class A and Class B Non-Voting Common Stock are identical, except with respect to voting rights and conversion rights. The holders of Class A Common Stock possess all voting power, and are not convertible into Class B Non-Voting Common Stock.

Each share of Class B Non-Voting Common Stock is convertible into one share of Class A Common Stock at the option of the holder, and is automatically converted at the time it is transferred to a third party unaffiliated with such initial holder, subject to the transfer restrictions.

As of December 31, 2011 and 2010 the Company had authorized 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued or outstanding.

On June 4, 2010, the Company issued 482,625 warrants to two institutional investors (the "Committed Investors"). The warrants have a seven-year term and an exercise price of $20 per share. The Company uses the BSM option pricing model to determine the fair value of warrants. The fair value of warrants was calculated on the date of grant by an option-pricing model using a number of complex and subjective variables. These variables include expected stock price volatility over the term of the warrant, projected exercise behavior, a risk-free interest rate and expected dividends. The warrants have a fair value at the grant date of $5.6 million. The warrants are classified as an equity instrument and the proceeds from the issuance of common stock to the Committed Investors was split between the warrants and the stock based on fair value of the warrants and recorded as an increase to Paid-in capital on the Consolidated Balance Sheet.

On April 25, 2011, we completed an initial public offering of our Class A Common Stock and listing of our Class A Common Stock on the New York Stock Exchange under the symbol "AL." The offering was upsized by 20% and the underwriters exercised their over-allotment option in full, resulting in the sale of an aggregate of 34,825,470 shares of Class A Common Stock. We received gross proceeds of approximately $922.9 million.

NOTE 5. RENTAL INCOME

At December 31, 2011 minimum future rentals on non-cancelable operating leases of flight equipment, which have been delivered as of December 31, 2011, are as follows:

($ in thousands)

Years ending December 31,	
2012	$ 481,636
2013	453,889
2014	415,206
2015	374,257
2016	323,270
Thereafter	267,123
Total	$ 2,315,381

The Company earned $ 11.0 million and $3.6 million in contingent rentals based on our lessees' usage of the aircraft for the year ended December 31, 2011 and the period from inception to December 31, 2010, respectively.

The following table shows the scheduled lease terminations (for the minimum noncancelable period which does not include contracted unexercised lease extension options) by aircraft type for our operating lease portfolio as of December 31, 2011:

Aircraft type	2012	2013	2014	2015	2016	Thereafter	Total
Airbus A319-100		3		1	1	2	7
Airbus A320-200	2	3		2	2	12	21
Airbus A321-200					2	1	3
Airbus A330-200	1				1	9	11
Boeing 737-700		1	2		2	3	8
Boeing 737-800	1	3	7	9	3	7	30
Boeing 767-300ER		2	1				3
Boeing 777-200ER					1		1
Boeing 777-300ER						4	4
Embraer E175-200						2	2
Embraer E190-100						10	10
ATR 72-600						2	2
Total	4	12	10	12	12	52	102

NOTE 6. CONCENTRATION OF RISK

GEOGRAPHICAL AND CREDIT RISKS

As of December 31, 2011, all of the Company's revenues were generated by leasing flight equipment to foreign and domestic airlines, and currently the Company leases aircraft to 55 lessees in 33 countries compared to 25 lessees in 15 countries as of December 31, 2010.

Over 90% of our aircraft are operated internationally based on net book value. The following table sets forth the net book value and percentage of the net book value of our aircraft portfolio operating in the indicated regions as of December 31, 2011 and December 31, 2010:

Region ($ in thousands)	December 31, 2011 Net book value	% of total	December 31, 2010 Net book value	% of total
Europe	$ 1,782,949	42.1%	$ 688,607	42.3%
Asia/Pacific	1,355,432	32.0	425,670	26.1
Latin America	515,145	12.2	163,622	10.0
North America	386,101	9.1	254,201	15.6
Africa and Middle East	197,789	4.6	97,709	6.0
Total	$ 4,237,416	100.0%	$ 1,629,809	100.0%

At December 31, 2011 and 2010, we leased aircraft to customers in the following regions:

Region	December 31, 2011 Number of customers[1]	% of total	December 31, 2010 Number of customers[1]	% of total
Europe	13	23.6%	6	24.0%
Asia/Pacific	22	40.0	8	32.0
Latin America	8	14.6	4	16.0
North America	7	12.7	4	16.0
Africa and Middle East	5	9.1	3	12.0
Total	55	100.0%	25	100.0%

(1)A customer is an airline with its own operating certificate.

The following table sets forth the dollar amount and percentage of our rental of flight equipment revenues attributable to the indicated regions based on each airline's principal place of business:

Region ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
Europe	$ 151,566	45.6%	$ 31,157	54.6%
Asia/Pacific	93,237	28.0	11,933	20.9
Latin America	30,714	9.2	4,953	8.7
North America	39,350	11.8	6,309	11.0
Africa and Middle East	17,852	5.4	2,723	4.8
Total	$ 332,719	100.0%	$ 57,075	100.0%

As our aircraft portfolio grows, we anticipate that a growing percentage of our aircraft will be located in the Asia/Pacific, the Latin America, and the Africa and Middle East regions.

The following table sets forth the revenue attributable to individual countries representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2011 and the period from inception to December 31, 2010, based on each airline's principal place of business.

Country ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
France	$ 62,240	18.7%	$ 8,598	15.1%
China	$ 39,603	11.9%	$ 6,091	10.7%
Germany	$ 29,642	8.9%	$ 15,153	26.5%

The following table sets forth the revenue attributable to individual airlines representing at least 10% of our rental of flight equipment revenue for the year ended December 31, 2011 and the period from inception to December 31, 2010, based on each airline's principal place of business.

Customer[1] ($ in thousands)	Year Ended December 31, 2011 Amount of rental revenue	% of total	For the period from Inception to December 31, 2010 Amount of rental revenue	% of total
Air France	$ 45,444	13.7%	$ 8,598	15.1%
Air Berlin	$ 29,642	8.9%	$ 15,153	26.5%

(1)A customer is an airline with its own operating certificate.

CURRENCY RISK

The Company attempts to minimize currency and exchange risks by entering into aircraft purchase agreements and a majority of lease agreements and debt agreements with U.S. dollars as the designated payment currency.

NOTE 7. INCOME TAXES

The provision for income taxes consists of the following:

($ in thousands)	Year Ended December 31, 2011	For the Period from Inception to December 31, 2010
Current:		
Federal	$ —	$ —
State	—	—
Foreign	49	—
Deferred:		
Federal	29,102	(8,547)
State	458	(328)
Foreign	—	—
Income tax (expense) benefit	$ 29,609	$ (8,875)

Differences between the provision for income taxes and income taxes at the statutory federal income tax rate are as follows:

($ in thousands)	Year Ended December 31, 2011		For the Period from Inception to December 31, 2010	
	Amount	Percent	Amount	Percent
Income taxes at statutory federal rate	$ 28,997	35.0%	$ (21,320)	(35.0)%
State income taxes, net of federal income tax effect	298	0.3	(213)	(0.4)
Nondeductible interest — convertible note	—	—	12,529	20.6
Other	314	0.4	129	0.2
	$ 29,609	35.7%	$ (8,875)	(14.6)%

The Company's net deferred tax assets (liabilities) are as follows:

($ in thousands)	Year Ended December 31, 2011	For the Period from Inception to December 31, 2010
Assets (Liabilities)		
Equity compensation	$ 16,057	$ 8,616
Net operating losses	12,000	5,726
Rents received in advance	9,163	2,920
Accrued bonus	3,043	2,575
Other	3,730	489
Aircraft depreciation	(64,685)	(11,451)
Total (liabilities) assets	$ (20,692)	$ 8,875

At December 31, 2011 and 2010, the Company has net operating loss carry-forwards (NOLs) for federal and state income tax purposes of $37.8 million and $17.8 million, respectively, which are available to offset future taxable income in future periods and begin to expire in 2030. The Company recognizes tax benefits associated with stock-based compensation directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits. A windfall tax benefit occurs when the actual tax benefit realized upon an employee's disposition of a share-based award exceeds the cumulative book compensation charge associated with the award. As of December 31, 2011 and 2010, the Company has windfall tax benefits of $3.7 million and zero, respectively, included in its U.S. net operating loss carryforward, but not reflected in deferred tax assets. The Company uses a with-and-without approach to determine if the excess tax deductions associated compensation costs have reduced income taxes payable.

The Company has not recorded a deferred tax valuation allowance as of December 31, 2010 as realization of the deferred tax asset is considered more likely than not. In assessing the realizability of the deferred tax assets management considered whether future taxable income will be sufficient during the periods in which those temporary differences are deductible or before NOLs expire. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies in making this assessment. Management anticipates the timing differences on aircraft depreciation will reverse and be available for offsetting the reversal of deferred tax assets. As of December 31, 2011 and 2010 the Company has not recorded any liability for unrecognized tax benefits.

The Company files income tax returns in the U.S. and various state and foreign jurisdictions. The Company is subject to examinations by the major tax jurisdictions for the 2010 tax year and forward.

NOTE 8. COMMITMENTS AND CONTINGENCIES

AIRCRAFT ACQUISITION

As of December 31, 2011, we had contracted to buy 217 new aircraft for delivery through 2020 as follows:

Aircraft Type	2012	2013	2014	2015	2016	Thereafter	Total
Airbus A320/321-200	10	13	12	7			42
Airbus A320/321 NEO(1)(2)					3	47	50
Airbus A330-200/300	6	3					9
Boeing 737-800	4	12	12	14	17	20	79
Boeing 777-300ER			2	3			5
Boeing 787-9(1)						4	4
Embraer E175/190	17	1					18
ATR 72-600	8	2					10
Total	45	31	26	24	20	71	217

(1) As of December 31, 2011, the Airbus A320/321 NEO aircraft and the Boeing 787-9 aircraft were subject to non-binding memoranda of understanding for the purchase of these aircraft.

(2) We have cancellation rights with respect to 14 of the Airbus A320/321 NEO aircraft.

Commitments for the acquisition of these aircraft and other equipment at an estimated aggregate purchase price (including adjustments for inflation) of approximately $11.0 billion at December 31, 2011 are as follows:

($ in thousands)

Years ending December 31,	
2012	$ 1,926,515
2013	1,525,660
2014	1,417,023
2015	1,381,288
2016	950,515
Thereafter	3,924,310
Total	$ 11,125,311

We have made non-refundable deposits on the aircraft for which we have commitments to purchase of $405.5 million and $183.4 million as of December 31, 2011 and December 31, 2010, respectively, which are subject to manufacturer performance commitments. If we are unable to satisfy our purchase commitments, we may be forced to forfeit our deposits. Further, we would be exposed to breach of contract claims by our lessees and manufacturers.

OFFICE LEASE

The Company's lease for office space provides for step rentals over the term of the lease. Those rentals are considered in the evaluation of recording rent expense on a straight-line basis over the term of the lease. Tenant improvement allowances received from the lessor are deferred and amortized in selling, general and administrative expenses against rent expense. The Company recorded office lease expense of $2.1 million and $0.5 million for the year ended December 31, 2011 and the period from inception to December 31, 2010, respectively.

Commitments for minimum rentals under the non-cancelable lease term at December 31, 2011 are as follows:

($ in thousands)

Years ending December 31,	
2012	$ 1,441
2013	2,325
2014	2,395
2015	2,467
2016	2,541
Thereafter	20,700
Total	$ 31,869

NOTE 9. NET EARNINGS PER SHARE

Basic net earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if the effect of including these shares would be anti-dilutive. The Company's two classes of common stock, Class A and Class B Non-Voting, have equal rights to dividends and income, and therefore, basic and diluted earnings per share are the same for each class of common stock.

Diluted net earnings per share takes into account the potential conversion of stock options, restricted stock units, and warrants using the treasury stock method and convertible notes using the if-converted method. For the year ended December 31, 2011, the Company excluded 3,375,908 shares related to stock options which are potentially dilutive securities from the computation of diluted earnings per share because including these shares would be anti-dilutive. For the period from inception to December 31, 2010, the Company excluded 206,749 shares related to these potentially dilutive securities from the computation of diluted earnings per share because they were anti-dilutive. In addition, the Company excluded 2,613,539 and 3,225,907 shares related to restricted stock units for which the performance metric had yet to be achieved as of December 31, 2011 and 2010, respectively.

The following table sets forth the reconciliation of basic and diluted net income (loss) per share:

($ in thousands, except share data)	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Basic net income per share:		
Numerator		
Net income (loss)	$ 53,232	$ (52,040)
Denominator		
Weighted-average common shares outstanding	89,592,945	39,511,045
Basic net income per share	$ 0.59	$ (1.32)
Diluted net income per share:		
Numerator		
Net income (loss)	$ 53,232	$ (52,040)
Interest on convertible senior notes	560	—
Net income (loss) plus assumed conversions	$ 53,792	$ (52,040)
Denominator		
Number of shares used in basic computation	89,592,945	39,511,045
Weighted-average effect of dilutive securities	823,401	—
Number of shares used in per share computation	90,416,346	39,511,045
Diluted net income per share	$ 0.59	$ (1.32)

NOTE 10. FAIR VALUE MEASUREMENTS

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING AND NON-RECURRING BASIS

The Company had no assets or liabilities which are measured at fair value on a recurring or non-recurring basis as of December 31, 2011 or 2010.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value reported on the balance sheet for cash and cash equivalents, restricted cash and other payables approximates their fair value.

The fair value of debt financing is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of debt financing as of December 31, 2011 was $2,591.0 million compared to a book value of $2,602.8 million. The estimated fair value of debt financing as of December 31, 2010 was $931.2 million compared to a book value of $912.0 million.

NOTE 11. STOCK-BASED COMPENSATION

In accordance with the Amended and Restated Air Lease Corporation 2010 Equity Incentive Plan ("Plan"), the number of stock options ("Stock Options") and restricted stock units ("RSUs") authorized under the Plan is approximately 8,193,088 as of December 31, 2011. Options are generally granted for a term of 10 years. As of December 31, 2011, the Company granted 3,375,908 Stock Options and 3,457,964 RSUs.

The Company recorded $39.3 million and $24.0 million of stock-based compensation expense for the year ended December 31, 2011 and the period from inception to December 31, 2010, respectively.

STOCK OPTIONS

The Company uses the BSM option pricing model to determine the fair value of stock options. The fair value of stock-based payment awards on the date of grant is determined by an option-pricing model using a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, a risk-free interest rate and expected dividends.

Estimated volatility of the Company's common stock for new grants is determined by using historical volatility of the Company's peer group. Due to our limited operating history, there is no historical exercise data to provide a reasonable basis which the Company can use to estimate expected terms. Accordingly, the Company uses the "simplified method" as permitted under Staff Accounting Bulletin No. 110. The risk-free interest rate used in the option valuation model is derived from U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an assumed dividend yield of zero in the option valuation model. In accordance with ASC Topic 718, Compensation — Stock Compensation, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. During the year ended December 31, 2011, the Company granted 150,000 Stock Options. The average assumptions used to value stock-based payments are as follows:

	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Dividend yield	None	None
Expected term	5.9 years	6.0 years
Risk-free interest rate	2.4%	2.3%
Volatility	50.2%	52.7%

A summary of stock option activity in accordance with the Company's stock option plan as of December 31, 2011 and 2010, and changes for the year and the period from inception then ended follows:

	Shares	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value (in thousands)(1)
Balance at December 31, 2010	3,225,908	$ 20.00	9.5	$ —
Granted	150,000	$ 28.80	9.3	$ —
Exercised	—			
Forfeited/canceled	—			
Balance at December 31, 2011	3,375,908	$ 20.39	8.5	$ 11,968
Vested and exercisable as of December 31, 2011	1,125,292	$ 20.00	8.5	$ 4,175
Vested and exercisable as of December 31, 2011 and expected to vest thereafter(2)	3,365,818	$ 20.39	8.5	$ 11,931

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $23.71 of our Class A Common Stock on December 31, 2011.

(2) Options expected to vest reflect an estimated forfeiture rate.

Stock-based compensation expense related to employee stock options for the year ended December 31, 2011 and the period from inception to December 31, 2010, totaled $12.0 million and $6.1 million, respectively.

The following table summarizes additional information regarding outstanding and exercisable and vested at December 31, 2011:

	Options outstanding		Options exercisable and vested	
Range of exercise prices	Number of shares	Weighted-average remaining life (in years)	Number of shares	Weighted-average remaining life (in years)
$20.00	3,225,908	8.5	1,125,292	8.5
$28.80	150,000	9.3	—	—
$20.00 - $28.80	3,375,908	8.5	1,125,292	8.5

As of December 31, 2011, there was $17.2 million of unrecognized compensation cost related to outstanding employee stock options. This amount is expected to be recognized over a weighted-average period of 1.4 years. To the extent the actual forfeiture rate is different from what we have estimated, stock-based compensation related to these awards will be different from our expectations.

RESTRICTED STOCK UNIT PLAN

The following table summarizes the activities for our unvested RSUs for the year ended December 31, 2011:

	Unvested Restricted Stock Units	
	Number of shares	Weighted-Average grant-date fair value
Unvested at December 31, 2010	3,225,907	$ 20.00
Granted	232,057	$ 28.80
Vested	(843,975)	$ 20.00
Forfeited/canceled	(450)	$ 20.00
Unvested at December 31, 2011	2,613,539	$ 20.78
Expected to vest after December 31, 2011[(1)]	2,602,154	$ 20.78

(1) RSUs expected to vest reflect an estimated forfeiture rate.

At December 31, 2011, the outstanding RSUs are expected to vest as follows: 2012 — 895,327; 2013 — 874,380; 2014 — 843,832. The Company recorded $27.4 million and $17.9 million of stock-based compensation expense related to RSUs for the year ended December 31, 2011 and the period from inception to December 31, 2010, respectively.

As of December 31, 2011, there was $42.9 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock-based payments granted to employees. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over a weighted average remaining period of 1.03 years.

NOTE 12. RELATED PARTY TRANSACTIONS

In March 2011, we entered into a Servicing Agreement with Commonwealth Bank of Australia and one of its subsidiaries. Commonwealth Bank beneficially owns more than 5% of our Class A Common Stock, and one of our directors, Ian M. Saines, is Group Executive of the Institutional Banking and Markets division of Commonwealth Bank. Pursuant to the Servicing Agreement, we agreed to arrange the acquisition of an Airbus A320 aircraft on behalf of the subsidiary, to manage the lease of the aircraft to a third party and subsequent lessees, and if requested by the subsidiary, to remarket the aircraft for subsequent leases or for sale. In connection with this transaction, Commonwealth Bank paid us fees for acquiring the aircraft and for collecting the first rent payment under the lease, and will pay us a percentage of the contracted rent and the rent actually paid by the lessee each month. We may earn up to an aggregate of approximately $650,000 in fees under the Servicing Agreement in connection with the acquisition of the aircraft and management of the current lease.

In March 2011, Commonwealth Bank of Australia provided the Company with a three-year unsecured revolving loan of $25.0 million at a rate of LIBOR plus 2.0%.

In March 2011, Commonwealth Bank of Australia provided the Company with a five-year unsecured term loan of $12.0 million at a rate of 4.1%.

In October 2011, Commonwealth Bank of Australia provided the Company with a five-year unsecured term loan of $13.0 million at a rate of 3.5%.

In December 2011, the Company, through a limited liability company of which it is the sole member, entered into a purchase agreement to acquire a corporate aircraft in 2012. The right to purchase the corporate aircraft was formerly held by an unrelated entity controlled by Mr. Udvar-Házy, our Chairman and CEO. The parties conducted this transaction on an arm's-length basis. The Company believes, based on independent expert advice, that at the time the Company entered into the purchase agreement, the purchase price of the aircraft was significantly below the then-current fair market value for such aircraft. No financial payment was made, and no financial benefit was received, by Mr. Udvar-Házy.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents our unaudited quarterly results of operations for the period from inception to December 31, 2011.

	Quarter Ended							
($ in thousands, except share data)	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
Revenues	$ —	$ 1,709	$ 19,752	$ 36,905	$ 55,215	$ 74,344	$ 92,125	$ 115,057
Income (loss) before taxes	(477)	(45,143)	(11,237)	(4,058)	4,924	10,888	28,341	38,688
Net income (loss)	(477)	(41,141)	(7,747)	(2,675)	3,176	7,023	18,271	24,762
Net income (loss) per share:								
Basic	$ (1.06)	$ (2.37)	$ (0.12)	$ (0.04)	$ 0.05	$ 0.08	$ 0.18	$ 0.25
Diluted	$ (1.06)	$ (2.37)	$ (0.12)	$ (0.04)	$ 0.05	$ 0.08	$ 0.18	$ 0.24

The sum of quarterly earnings (loss) per share amounts may not equal the annual amount reported since per share amounts are computed independently for each period presented.

NOTE 14. SUBSEQUENT EVENTS

In the first quarter of 2012 the Company entered into eight unsecured debt facilities totaling $522.0 million, which included: $155.0 million in senior unsecured notes issued in a private placement to institutional investors; $200.0 million in short-term unsecured bridge financing from two members of our banking group in connection with the closing of four ECA supported aircraft deliveries; $105.0 million in unsecured term financing and $62.0 million of seller financing. We will continue to place an emphasis on raising additional unsecured financing through the balance of 2012.

As of March 9, 2012 we had obtained credit approvals from the ECAs and arranged a bank group to provide export guaranteed financing for eight of our Airbus deliveries in 2012 aggregating to approximately $340.0 million in sovereign guarantees.

Additionally, during the first quarter of 2012, a wholly-owned subsidiary of the Company entered into a secured term facility to finance the acquisition of aircraft. This facility provided the Company $192.8 million, which we will use to refinance eight aircraft previously financed through the Warehouse Facility creating additional availability under our Warehouse Facility.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report.

The consolidated statements of operations data for the year ended December 31, 2011 and the period from inception to December 31, 2010 and the consolidated balance sheet data at December 31, 2011 and 2010 are derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The historical results are not necessarily indicative of the results to be expected in any future period.

($ in thousands, except share and aircraft data)	Year Ended December 31, 2011	For the period from Inception to December 31, 2010
Operating data:		
Rentals of flight equipment	$ 332,719	$ 57,075
Interest and other	4,022	1,291
Total revenues	336,741	58,366
Expenses	253,900	119,281
Income (loss) before taxes	82,841	(60,915)
Income tax (expense) benefit	(29,609)	8,875
Net income (loss)	$ 53,232	$ (52,040)
Net income (loss) per share:		
Basic	$ 0.59	$ (1.32)
Diluted	$ 0.59	$ (1.32)
Weighted average shares outstanding:		
Basic	89,592,945	39,511,045
Diluted	90,416,346	39,511,045
Other financial data:		
Adjusted net income(1)	$ 87,954	$ 2,520
Adjusted EBITDA(2)	$ 290,168	$ 32,973
Cash flow data:		
Net cash flows from:		
Operating activities	$ 267,166	$ 41,934
Investing activities	(2,977,156)	(1,851,520)
Financing activities	2,662,974	2,138,407

($ in thousands, except share and aircraft data)	As of December 31, 2011	2010
Balance sheet data:		
Flight equipment subject to operating leases (net of accumulated depreciation)	$ 4,237,416	$ 1,629,809
Total assets	5,164,593	2,276,282
Total debt	2,602,799	911,981
Total liabilities	2,988,310	1,051,347
Shareholders' equity	2,176,283	1,224,935
Other operating data:		
Aircraft lease portfolio at period end:		
Owned(3)	102	40
Managed(4)	2	—

(1) Adjusted net income (defined as net income before stock-based compensation expense and non-cash interest expense, which includes the amortization of debt issuance costs, extinguishment of debt and convertible debt discounts) is a measure of both operating performance and liquidity that is not defined by United States generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted net income is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted net income provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted net income as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted net income as an analytical tool and a reconciliation of adjusted net income to our GAAP net loss and cash flow from operating activities.

Operating Performance: *Management and our board of directors use adjusted net income in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted net income as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted net income assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted net income helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.*

Liquidity: *In addition to the uses described above, management and our board of directors use adjusted net income as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.*

Limitations: *Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:*

- *adjusted net income does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, or (ii) changes in or cash requirements for our working capital needs; and*
- *our calculation of adjusted net income may differ from the adjusted net income or analogous calculations of other companies in our industry, limiting its usefulness as a comparative measure.*

The following tables show the reconciliation of net income (loss) and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted net income.

($ in thousands)	Year Ended December 31, 2011	For the period From Inception to December 31, 2010
Reconciliation of cash flows from operating activities to adjusted net income:		
Net cash provided by operating activities	$ 267,166	$ 41,934
Depreciation of flight equipment	(112,307)	(19,262)
Stock-based compensation	(39,342)	(24,044)
Deferred taxes	(29,567)	8,875
Amortization of discounts and deferred debt issue costs	(9,481)	(4,883)
Extinguishment of debt	(3,349)	—
Amortization of convertible debt discounts	—	(35,798)
Changes in operating assets and liabilities:		
Other assets	17,438	8,040
Accrued interest and other payables	(19,347)	(18,864)
Rentals received in advance	(17,979)	(8,038)
Net income (loss)	53,232	(52,040)
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Stock-based compensation	39,342	24,044
Tax effect	(17,450)	(10,165)
Adjusted net income	$ 87,954	$ 2,520

($ in thousands)	Year Ended December 31, 2011	For the period From Inception to December 31, 2010
Reconciliation of net income (loss) to adjusted net income:		
Net income (loss)	$ 53,232	$ (52,040)
Amortization of discounts and deferred debt issue costs	9,481	4,883
Extinguishment of debt	3,349	—
Amortization of convertible debt discounts	—	35,798
Stock-based compensation	39,342	24,044
Tax effect	(17,450)	(10,165)
Adjusted net income	$ 87,954	$ 2,520

(2) Adjusted EBITDA (defined as net income (loss) before net interest expense, stock-based compensation expense, income tax expense (benefit), and depreciation and amortization expense) is a measure of both operating performance and liquidity that is not defined by GAAP and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP. Adjusted EBITDA is presented as a supplemental disclosure because management believes that it may be a useful performance measure that is used within our industry. We believe adjusted EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. Set forth below is additional detail as to how we use adjusted

EBITDA as a measure of both operating performance and liquidity, as well as a discussion of the limitations of adjusted EBITDA as an analytical tool and a reconciliation of adjusted EBITDA to our GAAP net loss and cash flow from operating activities.

Operating Performance: Management and our board of directors use adjusted EBITDA in a number of ways to assess our consolidated financial and operating performance, and we believe this measure is helpful in identifying trends in our performance. We use adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, income taxes, and capitalization of the business. Also, adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily one-time amortization of convertible debt discounts) and stock-based compensation expense from our operating results. In addition, adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe this metric measures our financial performance based on operational factors that we can influence in the short term, namely the cost structure and expenses of the organization.

Liquidity: In addition to the uses described above, management and our board of directors use adjusted EBITDA as an indicator of the amount of cash flow we have available to service our debt obligations, and we believe this measure can serve the same purpose for our investors.

Limitations: Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

- *adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;*
- *adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs;*
- *adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt; and*
- *other companies in our industry may calculate these measures differently from how we calculate these measures, limiting their usefulness as comparative measures.*

The following tables show the reconciliation of net income (loss) and cash flows from operating activities, the most directly comparable GAAP measures of performance and liquidity, to adjusted EBITDA.

($ in thousands)	Year Ended December 31, 2011	For the period From Inception to December 31, 2010
Reconciliation of cash flows from operating activities to adjusted EBITDA:		
Net cash provided by operating activities	$ 267,166	$ 41,934
Depreciation of flight equipment	(112,307)	(19,262)
Stock-based compensation	(39,342)	(24,044)
Deferred taxes	(29,567)	8,875
Amortization of discounts and deferred debt issue costs	(9,481)	(4,883)
Extinguishment of debt	(3,349)	—
Amortization of convertible debt discounts	—	(35,798)
Changes in operating assets and liabilities:		
Other assets	17,438	8,040
Accrued interest and other payables	(19,347)	(18,864)
Rentals received in advance	(17,979)	(8,038)
Net income (loss)	53,232	(52,040)
Net interest expense	55,678	50,582
Income taxes	29,609	(8,875)
Depreciation	112,307	19,262
Stock-based compensation	39,342	24,044
Adjusted EBITDA	$ 290,168	$ 32,973

($ in thousands)	Year Ended December 31, 2011	For the period From Inception to December 31, 2010
Reconciliation of net income (loss) to adjusted EBITDA:		
Net income (loss)	$ 53,232	$ (52,040)
Net interest expense	55,678	50,582
Income taxes	29,609	(8,875)
Depreciation	112,307	19,262
Stock-based compensation	39,342	24,044
Adjusted EBITDA	$ 290,168	$ 32,973

(3) As of December 31, 2011, we owned 102 aircraft (of which 36 were new aircraft and 66 were used aircraft). As of December 31, 2010, we owned 40 aircraft of which four were new aircraft and 36 were used aircraft.

(4) As of December 31, 2011, we managed two aircraft. As of December 31, 2010, we did not manage any aircraft.



FROM LEFT TO RIGHT: Robert Milton, Ronald D. Sugar, John Danhakl, Matthew J. Hart, Ian M. Saines, Antony P. Ressler, Steven F. Udvar-Házy, John L. Plueger. Not pictured: Wilbur Ross.

BOARD OF DIRECTORS

STEVEN F. UDVAR-HÁZY
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

JOHN L. PLUEGER
PRESIDENT AND
CHIEF OPERATING OFFICER

ROBERT MILTON
LEAD INDEPENDENT DIRECTOR
Chairman: Nominating and Corporate Governance Committee
Member: Audit Committee

MATTHEW J. HART
Chairman: Audit Committee
Member: Nominating and Corporate Governance Committee

RONALD D. SUGAR
Chairman: Compensation Committee
Member: Nominating and Corporate Governance Committee

WILBUR ROSS
Member: Audit Committee

ANTONY P. RESSLER
Member: Compensation Committee

JOHN DANHAKL
Member: Compensation Committee

IAN M. SAINES

LEADERSHIP TEAM

Steven F. Udvar-Házy
Chairman and Chief Executive Officer

John L. Plueger
President and Chief Operating Officer

Marc Baer
Executive Vice President

Jie Chen
Executive Vice President

Alex A. Khatibi
Executive Vice President

Grant Levy
Executive Vice President, General Counsel and Secretary

Kishore Korde
Senior Vice President

Toby MacCary
Senior Vice President and Corporate Counsel

Robert C. McNitt, Jr.
Senior Vice President and Corporate Counsel

John Poerschke
Senior Vice President

Gregory B. Willis
Senior Vice President and Chief Financial Officer

Michael Bai
Vice President, Marketing

Pierce Chang
Vice President, Technical Asset Management

Ozzie Chraibi
Vice President of Aircraft Specifications and Aircraft, Engine, Materiel Procurement

Jennifer S. Munro
Vice President and Controller

Jenny Van Le
Vice President and Corporate Counsel

Czar Vigil
Vice President and Corporate Counsel

Chi Yan
Vice President, Marketing

Sara Evans
Assistant Vice President, Commercial Contracts

Ardy Ghanbar
Assistant Vice President, Finance

Eric Hoogenkamp
Assistant Vice President, Technical Asset Management

Ryan McKenna
Assistant Vice President, Strategic Planning and Investor Relations

Lance Pekala
Assistant Vice President of Aircraft Specifications and Aircraft, Engine, Materiel Procurement

CORPORATE INFORMATION

Transfer Agent:
American Stock Transfer & Trust Company, LLC
1218 Third Avenue Suite 1700
Seattle, Washington 98101
206.682.0811
www.amstock.com

Independent Registered Public Accounting Firm:
KPMG LLP
55 Second Street, Suite 1400
San Francisco, California 94105
415.963.5100
www.kpmg.com

Annual Meeting:
May 10, 2012
7:30 AM – 10:00 AM PDT
Century Plaza Towers
2029 Century Park East
Los Angeles, California 90067
Concourse Level,
Conference Room A

Please visit www.airleasecorp.com to view or download a PDF of this annual report.

Corporate Headquarters:
Air Lease Corporation
2000 Avenue of the Stars,
Suite 1000N
Los Angeles, California 90067
310.553.0555

Stock Exchange Listing:
New York Stock Exchange
(Symbol: AL)

Form 10-K and Other Reports:
Shareholders may receive a copy of the 2011 Form 10-K and other reports we file with the Securities and Exchange Commission, without charge by writing to:

Air Lease Corporation
2000 Avenue of the Stars
Suite 1000N
Los Angeles, California 90067

Or by E-mail to:
investors@airleasecorp.com

This document is a publication of Air Lease Corporation. A multimedia version of this report is available online at www.airleasecorp.com.

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AIR LEASE CORPORATION

2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067 USA

www.airleasecorp.com
info@airleasecorp.com